SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

194th Extraordinary General Meeting

January 18, 2017

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3

II. Guidance for Participation in the General Shareholders’ Meeting		4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4

III. Call Notice		5

IV.Information on the matters to be examined and discussed at the 194th Extraordinary
	General Meeting	6
	1. Information about publication of the Company’s corporate documents in accordance with the
	Brazilian Corporation Law no. 6,404/1976	6

	Enclosure (Anexos - only in Portuguese)
	Enclosure I.	EDITAL DE CREDENCIAMENTO Nº 001/2016, DA SECRETARIA
	ESTADUAL DA COMUNICAÇÃO SOCIAL DO ESTADO DO PARANÁ
	(ACCREDITATION CALL NO. 001/2016 OF THE STATE SECRETARY FOR
	SOCIAL COMMUNICATION OF THE STATE OF PARANÁ);
	Enclosure II.	PUBLICAÇÃO DO RESULTADO DO EDITAL DE CREDENCIAMENTO N°
	001/2016 (PUBLICATION OF THE RESULT OF THE ACCREDITATION CALL
	NO. 001/2016)

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I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 194th Extraordinary General Meeting was called for January 18, 2017, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Sincerely,

Fernando Xavier Ferreira

Chairman of the

Board of Directors

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II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•       Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•       Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404, as of December 15, 1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the General Meeting.

The documents required are the following:

•       Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•       Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•       Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note:      The documents mentioned in the item above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

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III.       Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on January 18, 2017, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Information about publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); and b) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, December 16, 2016

Fernando Xavier Ferreira

Chairman of the Board of Directors

Publication

This Call Notice is published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, beggining on December 19, 2016, edition, being also available on the Company’s website (ri.copel.com).

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IV.       Information on the matter to be examined and discussed at the 194th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

1.   Information about publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976

Clarifications

In the 61st General Shareholders’s Meeting, held on April 28, 2016, Copel’s shareholders were informed that the selection of the newspapers in which the Company would publish corporate documents in accordance with Article 289 of the Brazilian Corporation Law no. 6,404/1976 was in progress. On such occasion, the Company proposed calling an Extraordinary Shareholders’ Meeting to discuss the matter, at a convenient date still to be set, having its decision on that subject to be later ratified by a General Shareholders’ Meeting. The proposal was unanimously accepted.

In that 61st General Shareholders’s Meeting the shareholders were also informed that up to the realisation of the Extraordinary Shareholders’ Meeting the publications of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976 would still be made in the Official Gazette of the State of Paraná and in the newspaper “Gazeta do Povo”.

Thus, and considering the ongoing process of selection of newspapers for publication of institutional information by the State of Paraná, Copel’s major shareholder, the Company hereby informs its shareholders that, from January 2017 onwards, the publication of its corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976 will be maintained in the Official Gazette of the State of Paraná, starting, from January 2017 onwards, being published in the newspaper Folha de Londrina, from Editora e Gráfica Paraná Press S.A. (in replacement of Gazeta do Povo), as it is the only state circulated newspaper to meet the eligibility requirements, up to the present date, of the Accreditation Call no. 001/2016 of the State Secretary for Social Communication of the State of Paraná, which was set up with the objective to accredit publishing companies of newspapers with daily circulation for publication of information to meet legal requirements of companies with Direct and Indirect Government Bodies, including federal government foundations and independent agencies, public and mixed capital companies and autonomous social service providers of the State of Paraná.

Enclosures

Enclosure I.        EDITAL DE CREDENCIAMENTO Nº 001/2016, DA SECRETARIA ESTADUAL DA COMUNICAÇÃO SOCIAL DO ESTADO DO PARANÁ (ACCREDITATION CALL NO. 001/2016 OF THE STATE SECRETARY FOR SOCIAL COMMUNICATION OF THE STATE OF PARANÁ);

Enclosure II.       PUBLICAÇÃO DO RESULTADO DO EDITAL DE CREDENCIAMENTO N° 001/2016 (PUBLICATION OF THE RESULT OF THE ACCREDITATION CALL NO. 001/2016)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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EDITAL DE CREDENCIAMENTO N.º 001/2016

A Secretaria de Estado da Comunicação Social, doravante denominada de SECS, autorizada por despacho governamental inserto no protocolado nº 13.797.366-9, torna público que fará realizar, pelo período de 12 (doze) meses, contados a partir de sua autorização, nas dependências da Secretaria de Estado da Comunicação Social, CREDENCIAMENTO de empresas EDITORAS DE JORNAIS COM CIRCULAÇÃO DIÁRIA, PARA SERVIÇOS DE PUBLICIDADE LEGAL, ADMINISTRAÇÃO PÚBLICA DO ESTADO DO PARANÁ, que será regido pela Lei Estadual n.º 15.608/2007, pela Lei Federal n.º 8.666/1993, pelos Decretos Estaduais n.ºs 4.507/2009, 4732/2009 e 2823/2011 e, ainda, de acordo com os seguintes termos e condições deste Edital e os seguintes anexos:

ANEXO I - Modelo de pedido de credenciamento, a ser apresentado em papel timbrado da própria empresa;

ANEXO II - Declaração de inexistência de fato impeditivo e de comunicação obrigatória de fato superveniente;

ANEXO III - Declaração de que não emprega menores, em cumprimento ao disposto na Lei Federal nº 9.854/99;

ANEXO IV - Descrição das Regiões Administrativas;

ANEXO V - Tabelas dos valores que serão praticados durante a vigência do credenciamento;

ANEXO VI - Projeto Básico;

ANEXO VII - Minuta do Contrato.

1 DO OBJETO E SUAS PRINCIPAIS CARACTERÍSTICAS

1.1 O objeto deste Edital visa credenciar EMPRESAS JORNALÍSTICAS em todas as regiões administrativas do Estado do Paraná, que possuam jornais com circulação diária, para prestação de serviços de veiculação da Publicidade Legal do Governo do Estado, objetivando a publicação de seus editais, atas, programas, balanços, demonstrações financeiras, notas de esclarecimentos, avisos, pregões, leilões, licitações, comunicados, e outros formatos que venham ser contemplados e determinados pela lei, dando atendimento as necessidades de publicação da Administração Pública Direta, Indireta, incluindo Autarquias, Fundações, Empresas Públicas e Sociedades de Economia Mista, bem como Serviços Sociais Autônomos. 1.2 O Governo do Estado utilizará os serviços de veiculação da Publicidade Legal, objetivando publicar editais, atas, ações, programas, balanços, demonstrações financeiras, notas de esclarecimentos, avisos, pregões, leilões, licitações, comunicados e outros formatos que venham a ser contemplados e determinados por lei. As publicações serão realizadas em qualquer dia da semana, conforme prévia determinação, com o objetivo de dar ampla divulgação aos atos governamentais, respeitando os princípios da isonomia, da legalidade, da impessoalidade, da moralidade, da igualdade, da publicidade, da probidade administrativa, da

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economicidade, da vinculação ao instrumento convocatório, do julgamento objetivo e da celeridade; 1.3 O presente edital de credenciamento terá validade de 1 (um) ano, contado da sua aprovação final pela autoridade competente, podendo ser prorrogado por iguais e sucessivos períodos com vistas à obtenção de preços e condições mais vantajosas para a administração, limitado a 60 (sessenta) meses, na forma do inciso ii do art. 103 da lei estadual nº 15.608/2007.

2 DAS EXIGÊNCIAS E DOS CRITÉRIOS PARA O CREDENCIAMENTO

2.1. Poderá se credenciar toda e qualquer Empresa Jornalística que tenha jornal periódico com circulação comprovada dentro do Estado do Paraná e que comprove as exigências dos itens 2, 3 e 4 deste edital; 2.2. A distribuição geográfica do território do Estado do Paraná, será definida pelo critério das 22 (vinte e duas) regiões administrativas existentes, conforme demonstrativo no Anexo IV; 2.3 O credenciamento estará aberto para todas e quaisquer Empresas Jornalísticas, que tenham jornais periódicos, circulem no mínimo 5 (cinco) dias por semana, tenham no mínimo 12 páginas, em formatos “standard” ou “tablóide” ou “berliner” com uma tiragem mínima de 5.000 (cinco) mil exemplares por edição na “Região

Administrativa - 2”, que compreende a cidade de Curitiba e sua região metropolitana e tiragem mínima de 2.000 (dois) mil exemplares por edição em cada uma das demais “Regiões Administrativas”, previstas no Estado, conforme tabela demonstrativa no Anexo IV; 2.3.1 Os jornais que comprovarem o mínimo de 25.000 exemplares de tiragem e circule pelo menos em 40 municípios paranaenses, serão credenciados também como jornal com cobertura estadual.

2.4. A comprovação da tiragem e da circulação exigida no item 2.3, deverá ser realizada através de auditoria juramentada por empresa reconhecida no mercado, e posteriormente validada pela entidade de classe pertencente a aquela Empresa Jornalística. No caso de empresas já auditadas pelo IVC - Instituto Verificador de Circulação, os relatórios serão aceitos, com a condição de também serem validados pela sua entidade de classe;

3 DO PEDIDO DE CREDENCIAMENTO

3.1. O pedido de credenciamento, conforme Anexo I, deverá ser apresentado em papel timbrado próprio, digitado sem emendas, rasuras, entrelinhas, ou ambiguidade e com os documentos de habilitação para pré-qualificação solicitados no item 4, deste Edital, constando: Dados da requerente: razão social, (e de fantasia, se houver), CNPJ, endereço, telefone, celular e e-mail;

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3.1.2. Será entregue ao requerente um comprovante para fins de protocolo da entrega do pedido de credenciamento, de acordo com este Edital; 3.1.3 O requerimento ou os documentos apresentados incompletos, rasurados, vencidos e/ou em desacordo com o estabelecido neste Edital, serão considerados ineptos e devolvidos aos interessados caso não seja passível a sua regularização, podendo este emendá-lo e reapresentá-lo durante a vigência deste Edital, apos corrigidas as pendências ou irregularidades apontadas pela Comissão de Credenciamento; 3.2 A apresentação do requerimento de credenciado vincula o interessado, sujeitando-o, integralmente, as condições deste Edital e de seus anexos; 3.3 O credenciamento estará aberto a todos aqueles que atendam os requisitos estabelecidos no Edital durante a vigência deste, que terá a sua duração por 12 (doze) meses a partir da publicação do aviso, no Diário Oficial do Estado, jornal de circulação estadual e em sítio eletrônico oficial, podendo ser prorrogado de acordo com as disposições do artigo 103 da Lei Estadual nº 15.608/2007.

3.4 O local para a entrega do requerimento e da documentação pela interessada, durante a vigência do credenciamento, será na Comissão de Credenciamento que funciona junto à Diretoria Geral da Secretaria de Estado da Comunicação Social, situada à Praça Nossa Senhora da Salette, s/nº. 3º andar, Centro Cívico, Curitiba-PR, CEP 80.630-909, no horário comercial; 3.5 Os pedidos de credenciamento e a documentação para a pré-qualificação das interessadas deverão ser entregues, pessoalmente ou encaminhado via postal, para o endereço constante do item 3.4; 3.6 As empresas interessadas em participar deste credenciamento têm a faculdade de promover a respectiva inscrição no Cadastro de Unificado de Fornecedores do Estado do Paraná (CFPR), a qual deverá ser realizada no portal “www.comprasparana.pr.gov.br”, cujo prazo máximo para emissão do certificado de cadastro, é de 5 (cinco) dias úteis a contar da efetivação do Cadastro; 3.7 Não será admitida a participação de interessados: 3.7.1. Que estejam constituídos sob a forma de consórcios e cooperativas; 3.7.2. Que estejam cumprindo penalidade, de suspensão temporária, na participação de licitação, imposta pela Administração Pública Estadual ou Federal, nos termos do art. 155 da Lei Estadual n° 15.608/07; 3.7.3. Que tenham sido declarados inidôneos por qualquer órgão da Administração Pública Estadual ou Federal; 3.7.4. Que estejam em dissolução, liquidação, processo de falência ou de recuperação judicial nos termos da Lei 11.101/05; 3.7.5. Que estejam em situação irregular perante a Fazenda Pública, em qualquer esfera da Administração, perante o Fundo de Garantia por Tempo de Serviço (FGTS) e Trabalhista; 3.7.6. Que mantenham, direta ou indiretamente, sociedade ou participação, com servidor ou dirigente ligado a qualquer um dos órgãos envolvidos neste credenciamento; 3.7.6.1.Considera-se participação indireta a existência de qualquer vínculo de natureza técnica, comercial, econômica, financeira ou trabalhista;

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3.7.7. Excluído

3.7.8 Que tenha em seu corpo societário, pessoa física, sócia de outra empresa suspensa ou declarada inidônea pela Administração; 3.7.9. É vedada a participação de dirigentes e servidores dos Órgãos ou Entidades da Administração Pública Estadual Direta e Indireta; 3.8 Em havendo cisão, incorporação ou fusão da futura empresa contratada, a aceitação de qualquer uma destas operações, como pressuposto para a continuidade do contrato, ficará condicionada à análise, por esta administração contratante, do procedimento realizado e da documentação da nova empresa, considerando todas as normas aqui estabelecidas como parâmetros de aceitação, tendo em vista a eliminação dos riscos de insucesso na execução do objeto contratado.

4. DA DOCUMENTAÇÃO DE HABILITAÇÃO PARA A PRÉ-QUALIFICAÇÃO

4.1. O interessado em credenciar-se junto à Secretaria de Estado da Comunicação Social – SECS deverá apresentar juntamente com o seu requerimento de credenciamento, os documentos abaixo elencados, por cópia autenticada ou em original, não sendo permitida a apresentação de protocolos em substituição às certidões solicitadas:

4.1.1. Regularidade Jurídica:

4.1.1.1. No caso de sociedades comerciais/empresária: ato constitutivo, estatuto ou contrato social em vigor, com as alterações vigentes, devidamente registrados, e acompanhados de todas as alterações, se houver; 4.1.1.2. No caso de sociedade por ações, ato constitutivo, estatuto ou contrato social em vigor, devidamente registrado, acompanhado de todas as alterações, se houver; bem como documentos de eleição de seus administradores; 4.1.1.3. No caso de sociedades civis, inscrição do Ato constitutivo, acompanhada da comprovação da diretoria em exercício; 4.1.1.4. No caso de sociedades simples, ato constitutivo ou contrato social acompanhado da comprovação da diretoria em exercício e certidão expedida por órgão de Registro Público comprovando inscrição do ato constitutivo; 4.1.1.5. No caso de empresa individual, registro comercial; 4.1.1.6. Decreto de autorização, em se tratando de empresa ou sociedade estrangeira em funcionamento no País, e ato de registro ou autorização para funcionamento expedido pelo órgão competente, quando a atividade assim o exigir.

4.1.2. Regularidade Fiscal:

4.1.2.1. Prova de inscrição no Cadastro Geral de Contribuintes (CNPJ);

4.1.2.2. Prova de inscrição no Cadastro de Contribuintes Estadual ou Municipal, relativo ao domicílio ou sede do interessado, pertinente ao seu ramo de atividade e compatível com o objeto contratual e alvará de localização;

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4.1.2.3. Prova de regularidade para com a Fazenda Federal (Certidão Conjunta Negativa de Débitos Relativos aos Tributos Federais e à Dívida Ativa da União) Certidão Negativa de Tributos Estaduais e Municipais. As Certidões Negativas deverão ser do domicílio ou sede da empresa e estar dentro do prazo de validade; 4.1.2.4. Prova de regularidade ao Fundo de Garantia por Tempo de Serviço (FGTS); 4.1.2.5. Prova da regularidade com o Ministério do Trabalho em relação aos Débitos Trabalhistas; 4.1.2.6 Declaração de Inexistência de Fato Impeditivo e de Comunicação obrigatória de fato superveniente, conforme Anexo II; 4.1.2.7 Declaração de cumprimento do disposto no inciso XXXIII, artigo 7º da Constituição Federal, conforme Anexo III.

Obs.1; Os documentos poderão ser apresentados em original, por qualquer processo de cópia, autenticados por cartório competente ou por servidor da administração devidamente identificado ou através de publicação da imprensa oficial, sendo vedada à fotocópia efetuada por fac-símile. Os documentos solicitados, neste Edital, deverão estar em plena vigência na data de apresentação. Obs.2; Documentos que não tenham a sua validade expressa e/ou legal serão considerados válidos pelo prazo de 90 (noventa) dias, contados a partir da data de sua emissão.

Obs.3; A Comissão de Credenciamento da Secretaria de Estado da Comunicação Social – SECS, que funciona junto à Diretoria Geral da Secretaria de Estado da Comunicação Social, situado na Praça Nossa Senhora da Salette, s/nº, 3º andar, Centro Cívico, Curitiba-PR, CEP 80.530-909, autenticará a cópia dos documentos no horário comercial.

4.1.3 Qualificação técnica

4.1.3.1 Prova da tiragem e da circulação exigida no subitem 2.3, realizada pela auditoria juramentada por empresa reconhecida no mercado, e posteriormente validada pela entidade de classe pertencente à Empresa Jornalística. No caso de empresas já auditadas pelo IVC - Instituto Verificador de Circulação, os relatórios serão aceitos, com a condição de também serem validados pela sua entidade de classe.

4.1.3.2 Prova pela interessada de que é detentora da propriedade do título do jornal, que poderá ser através de: 4.1.3.2.1. Registro em Cartório de títulos e documentos; 4.1.3.2.2. Contrato social ou estatuto; 4.1.3.2.3. Registro no INPI – Instituto Nacional de Propriedade Industrial.

4.1.4. Qualificação Econômico-Financeira:

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4.1.4.1. Certidão Negativa de Falência ou Concordata expedida pelo distribuidor da sede da interessada, com data de emissão não superior a 90 (trinta) dias, quando não constar expressamente do corpo da certidão, o prazo de validade da mesma; 4.2 O certificado de Registro Cadastral, emitido pelo DEAM-SEAP, do sistema GMS, substitui os documentos referentes à regularidade fiscal e qualificação econômico-financeira quanto às informações disponibilizadas em sistema informatizado de consulta direta.

4.3.Da análise da documentação

4.3.1. Na análise da documentação relativa à habilitação, pela Comissão de Credenciamento designada pelo Secretário de Estado da Comunicação Social, haverá estrita observância de todos os requisitos de pré-qualificação previstos neste Edital.

4.3.2. A documentação será analisada no prazo de até 30 (trinta) dias corridos, contados a partir da entrega da documentação a Secretaria de Estado da Comunicação Social – SECS.

4.3.3. Caso necessário, serão solicitados esclarecimentos, retificações e complementações da documentação.

4.3.4. Será acrescido ao prazo de análise o número de dias oferecido ao interessado para esclarecimentos, retificações e complementações de documentação.

4.3.5. Se o prazo não for suficiente para a referida avaliação, deverá ser formalizado pedido à autoridade máxima da SECS, devidamente justificado, o qual poderá aprovar, após análise do requerimento, um prazo extra de até 45 (quarenta e cinco) dias corridos para análise.

4.3.6. Decorridos os prazos concedidos, caso o julgamento do pedido de credenciamento não tenha sido concluído, a Comissão de Credenciamento terá o prazo de 02 (dois) dias úteis para decidir.

5 DA CONCESSÃO DO CREDENCIAMENTO

5.1. O interessado que atender todos os requisitos previstos neste Edital de Credenciamento será julgado habilitado na pré-qualificação e, portanto, credenciado, encontrando-se apto a assinar o contrato/ordem de serviço juntamente ao órgão ao qual deve prestar o serviço; 5.1.1. O resultado da pré-qualificação será publicado no Diário Oficial do Estado e divulgado no endereço: www.comunicacao.pr.gov.br, em prazo não superior a 5 (cinco) dias úteis; 5.2. Caberá recurso, com efeito suspensivo, nos casos de habilitação ou inabilitação, na pré qualificação, no prazo de 05 (cinco) dias úteis, contados da data da publicação do resultado no Diário Oficial do Estado; 5.2.1. Os recursos referidos no item 5.2 deste Edital serão recebidos no mesmo local da entrega da documentação do pedido de credenciamento e serão dirigidos ao Secretário de Estado da Comunicação Social por intermédio da Comissão de

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Credenciamento, que poderá reconsiderar sua decisão, no prazo de 5 (cinco) dias úteis, ou, nesse mesmo prazo, encaminhá-lo à autoridade superior, devidamente informado.

5.2.2. O Secretário de Estado da Comunicação Social, após receber o recurso e a informação da Comissão de Credenciamento, proferirá, também no prazo de 5 (cinco) dias úteis, a sua decisão, devendo promover a sua respectiva publicação no Diário Oficial do Estado em até 2 (dois) dias úteis.

5.3. Durante a vigência deste Edital, incluídas as suas republicações, a Comissão de Credenciamento, a seu critério, poderá convocar por ofício os credenciados para nova análise de documentação. Nessa ocasião serão exigidos os documentos que comprovem a manutenção das condições apresentadas quando da pré-qualificação do interessado; 5.3.1. A partir da data em que for convocado para apresentar a documentação atualizada, conforme item 5.3 deste Edital, o credenciado terá até 05 (cinco) dias úteis para entregá-la pessoalmente ou por via postal.

5.3.2. A análise da documentação será realizada em prazo igual ao da pré-qualificação; 5.3.3. Os credenciados convocados para apresentar a documentação referida no item 5.3 participarão normalmente das demandas; 5.3.4. O resultado da análise prevista no item 5.3 será publicado no Diário Oficial do Estado. Os credenciados não aprovados na avaliação da documentação serão descredenciados, sendo-lhes assegurado o contraditório e a ampla defesa; 5.4. A critério do Secretário de Estado de Comunicação Social poderá ser encaminhado correspondência aos prestadores de serviço em potencial, que gozem de boa reputação profissional, para que promovam o seu credenciamento; 5.5. A cada 06 (seis) meses ou outro prazo inferior, a SECS poderá realizar chamamento público para novos interessados, quando republicará o Edital, podendo alterar regras, condições e minutas; 5.6. O credenciamento não estabelece qualquer obrigação do Estado do Paraná ou de quaisquer órgãos ou entidades da Administração Estadual Direta e Indireta e demais entidades vinculadas em efetivar a contratação do serviço, face à sua precariedade e, por isso, a qualquer momento, o credenciado ou a SECS poderá denunciar o credenciamento, inclusive quando for constatada qualquer irregularidade na observância e cumprimento das normas fixadas neste Edital, dos Decretos Estaduais n.ºs 4.507/2009, 4.732/2009, 2.823/2011 e na legislação pertinente, sem prejuízo do contraditório e da ampla defesa.

5.7. A apresentação do pedido de descredenciamento não desincumbe o credenciado do atendimento de obrigações firmadas em contrato que estejam em execução; 5.8. A SECS poderá realizar através da Comissão de Credenciamento visitas às instalações dos credenciados visando verificar as condições técnicas do interessado.

5.9. Durante a vigência do credenciamento é obrigatório que os credenciados mantenham regulares todas as condições de habilitação e que informem toda e qualquer alteração na documentação referente à sua habilitação jurídica, qualificação técnica, qualificação econômico-financeira e regularidade fiscal

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relacionadas às condições de credenciamento perante o Cadastro Único de Fornecedores do Estado do Paraná, regulado pelo Decreto Estadual nº 5.980/2009.

6. DAS OBRIGAÇÕES DAS PARTES

6.1 Das obrigações do credenciado/contratado

6.1.1. Executar o contrato em conformidade com as especificações básicas constantes do Edital, do contrato e das Solicitações de Publicações; 6.1.2. Ser responsável, em relação aos seus técnicos, por todas as despesas decorrentes da execução dos contratos, tais como: salários, encargos sociais, taxa, impostos, seguros, seguro de acidente de trabalho, transporte, hospedagem, alimentação e outros que venham a incidir sobre o objeto do contrato decorrente do credenciamento; 6.1.3 Responder por quaisquer prejuízos que seus empregados ou prepostos vierem a causar ao patrimônio do órgão ou entidade contratante ou a terceiros, decorrentes de ação ou omissão culposa ou dolosa, procedendo imediatamente aos reparos ou indenizações cabíveis e assumindo o ônus decorrente; 6.1.4 Manter atualizado o Cadastro de Fornecedores do Estado do Paraná, durante o período de vigência do credenciamento e do contrato.

6.1.5 Justificar ao órgão solicitante, eventuais motivos de força maior que impeçam a veiculação, objeto do contrato; 6.1.6 Responsabilizar-se integralmente pela execução do contrato, nos termos da legislação vigente, sendo-lhe expressamente proibida a subcontratação da prestação do serviço; 6.1.7 Conduzir os trabalhos em harmonia com as atividades do órgão ou entidade contratante, de modo a não causar transtornos ao andamento normal de seus serviços; 6.1.8. Apresentar, quando solicitado pelo órgão ou entidade contratante relação completa dos profissionais, indicando os cargos, funções e respectivos nomes completos, bem como, o demonstrativo do tempo alocado e cronograma respectivo; 6.1.9. Manter as informações e dados do órgão ou entidade contratante em caráter de absoluta confidencialidade e sigilo, ficando expressamente proibida a sua divulgação para terceiros, por qualquer meio, obrigando-se, ainda, a efetuar a entrega para a contratante de todos os documentos envolvidos, em ato simultâneo à entrega do relatório final ou do trabalho contratado. O descumprimento da obrigação prevista neste inciso sujeitará o credenciado à sanção prevista no inciso IV do Art. 150 da Lei Estadual nº 15.608/07; 6.1.10. Observar o estrito atendimento dos valores e os compromissos morais que devem nortear as ações da credenciada contratada e a conduta de seus funcionários no exercício das atividades previstas do contrato e nas solicitações de publicações.

6.1.11. Encaminhar por email ao órgão ou entidade solicitante e a SECS, a página do jornal onde constar a publicação em até 24 (vinte e quatro) após a publicação.

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6.2 Das obrigações da SECS

6.2.1. Exercer a fiscalização da execução do contrato por meio do Gestor do Contrato, servidor especialmente designado, na forma prevista no artigo 118 da Lei Estadual nº 15.608/2007.

6.2.2 Proporcionar todas as condições necessárias, para que o contratado possa cumprir o estabelecido no contrato.

6.2.3 Prestar todas as informações e esclarecimentos necessários para a fiel execução contratual, que venham a ser solicitados pelos técnicos do contratado. 6.2.4 Informar aos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias e Sociedades de Economia Mista, fundações e entidades vinculadas, as empresas credenciadas, por ordem de sorteio e os valores a serem praticados na contratação dos serviços de veiculação.

6.3 Das obrigações dos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias, Fundações e demais Entidades Vinculadas

6.3.1. Indicar servidor/funcionário, para exercer a gestão, o acompanhamento, controle e a fiscalização da execução do contrato no âmbito da sua instituição. 6.3.2. Fornecer os meios necessários à execução, pelo contratado, dos serviços objeto do contrato.

6.3.3. Providenciar a emissão do Pedido de Autorização para Divulgação e Veiculação – PADV, antes da veiculação, para o controle administrativo e financeiro das despesas com divulgação pela SECS, bem como sua autorização.

6.3.4. Atestar as notas fiscais correspondentes aos serviços prestados, encaminhando para pagamento.

6.3.5. Emitir relatório das veiculações nas Regiões Administrativas quando solicitado pelo gestor do contrato.

7 DO DESCREDENCIAMENTO

7.1. Durante a vigência do credenciamento, o credenciado deverá cumprir contínua e integralmente o disposto neste Edital e nos termos contratuais que celebrar com órgãos ou entidades da Administração Estadual Direta e Indireta e demais entidades vinculadas.

7.2. O não cumprimento das disposições mencionadas, no Edital e seus anexos, na Lei Estadual nº 15.608/2007 nos Decretos Estaduais nºs 4.507/2009 e 4.732/2009 e 2823/2011, poderá acarretar as seguintes penalidades ao credenciado, garantido o contraditório e a ampla defesa e sem prejuízo de outras sanções cabíveis: I Advertência por escrito; II Suspensão temporária do seu credenciamento; III Descredenciamento.

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7.3. O credenciado, conforme item 5.3.6, poderá solicitar seu descredenciamento a qualquer tempo, mediante o envio de solicitação escrita a Secretaria de Estado da Comunicação Social – SECS, cujo deferimento deverá ocorrer no prazo máximo de 5 (cinco) dias. O pedido de descrendenciamento não desincumbe o credenciado, do cumprimento de eventuais contratos assumidos e das responsabilidades a eles atreladas, cabendo em casos de irregularidade na execução do serviço a aplicação das sanções definidas neste Edital.

8. DA DISTRIBUÇÃO DAS DEMANDAS

8.1 Da definição das necessidades de contratação – as demandas

8.1.1 Todas as divulgações previstas no âmbito da Publicidade Legal do Governo do Estado serão coordenadas pela Secretaria de Estado da Comunicação Social, que deverá direcionar, distribuir, administrar, controlar e aprovar tais veiculações, conforme determinam a Lei nº 8.468 de 16/03/1987 e Decreto nº 8988/2010. Quando houver necessidade de publicação com cobertura estadual, conforme determina a Lei Estadual 15.608/2007, a veiculação se dará em jornal credenciado para esse fim. 8.1.2. O critério adotado para distribuição das veiculações previstas em cada uma das 22 (vinte e duas) regiões administrativas levará sempre em consideração a região e o nível de circulação exigida, bem como o credenciado escolhido através de sorteio conforme o estabelecido no item 8.2, com exceção do Balanço e Demonstrações Financeiras das Sociedades de Economia Mista, quando definidas em Assembleia Geral.

8.1.3. A demanda ou o serviço a ser contratado pela SECS e/ou pelos órgãos solicitantes, poderá variar de acordo com o formato para a veiculação, bem como a Região Administrativa onde será executado o serviço e o nível de circulação exigido. 8.1.3.1. A área técnica do órgão solicitante deverá emitir PADV para cada demanda específica, contendo os seguintes requisitos: 8.1.3.1.1. Descrição da demanda (arquivo a ser publicado); 8.1.3.1.2. Razões para contratação (objetivo do pedido); 8.1.3.1.3. Data da veiculação; 8.1.3.1.4. O (s) credenciado(s) que irá veicular a matéria.

8.1.3.2. As demandas deverão seguir, necessariamente, os parâmetros dos serviços e exigências de qualificação, definidos neste Edital de Credenciamento.

8.1.3.3 Para cada publicação necessária, que ficará a cargo de uma das empresas credenciadas, conforme ordem do sorteio, será emitido um PADV.

8.1.4. A escolha da região onde será realizada a publicação e do nível de circulação ficará por conta da determinação do órgão solicitante, de acordo com a sua necessidade de cobertura, devidamente justificada. Nos casos em que for necessária a cobertura estadual, conforme determina a Lei Estadual 15.608/2007, artigo 31 – inciso IV, a veiculação se realizará em jornal credenciado, que comprove o mínimo de 25.000 exemplares de tiragem e circule pelo menos em 40 municípios paranaenses, obedecendo ao rodízio estabelecido no sorteio.

8.1.5. Os valores estabelecidos para “compra” de cada cm/col estão demonstrados no Anexo V, resultado do levantamento sobre custos praticados em jornais

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periódicos, de acordo com a circulação comprovada, nas regiões administrativas do Estado, para se estabelecer o preço máximo.

8.1.5.1 O valor estabelecido para “compra” de cm/col, será de R$ 47,54 (quarenta e quatro reais e setenta e dois centavos) para os jornais credenciados a nível estadual.

8.2 Da convocação geral dos credenciados e da alocação das demandas mediante sistema de rodízio

8.2.1. Os credenciados serão convocados para a realização de sorteio que definirá a sequência diária que cada credenciado terá por direito no sistema de rodízio, de modo a estabelecer a ordem cronológica das veiculações da publicidade legal dos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias, Sociedades de Economia Mista, Fundações e demais entidades vinculadas.

8.2.1.1. Deverá participar do sorteio da referida sequência o representante legal da empresa credenciada; 8.2.1.2. Todas as demandas que envolvem as publicações nas diversas Regiões Administrativas do Estado serão diretamente controladas e coordenadas pela SECS, através do sistema PADV; 8.2.2. Quando do ingresso de novos credenciados ao sistema, após o evento do sorteio, estes serão automaticamente posicionados na sequência do último sorteado, seguindo a ordem já existente dentro do rodízio das veiculações; 8.2.3. O sorteio ficará restrito apenas às exigências já previstas neste Edital; 8.2.4 O sorteio somente será necessário se houver mais de um jornal credenciado, num mesmo nível, na Região Administrativa.

8.3. Da participação dos credenciados, do método e da forma da sessão do sorteio.

8.3.1. Concluída a pré-qualificação, os credenciados serão convidados a participar da sessão pública do sorteio para se estabelecer sistema de rodízio; 8.3.2. A comissão de credenciamento informará aos credenciados dia, local e hora da realização dos sorteios, de forma seqüencial começando pela Região Administrativa 1, nível I e finalizando na Região Administrativa 22, nível III. Na mesma sessão será realizada o sorteio para estabelecer a sequência dos jornais credenciados a nível estadual.

8.3.3. O prazo mínimo de antecedência entre o envio do convite, que poderá ser por meio eletrônico, e a realização da sessão do sorteio será de 2 (dois) dias úteis. 8.3.4. A forma para a realização do sorteio será com a colocação de papéis cortados em tamanho único, previamente dobrados com o nome dos credenciados por região e nível, em um único recipiente, onde os próprios credenciados serão convidados a efetuar o sorteio;

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8.3.4.1. A cada retirada para a definição da seqüência, deverá ser mostrado e lido em voz alta o nome do credenciado sorteado a todos os presentes, sendo registrado em ata pela Comissão de Credenciamento; 8.3.5. É condição indispensável para a participação na sessão ou para atender à convocação geral que os credenciados estejam cumprindo as condições de habilitação do credenciamento, incluindo-se a regularidade fiscal, podendo a Comissão de Credenciamento exigir do credenciado a comprovação documental do atendimento das exigências habilitatórias; 8.3.5.1. Os credenciados, cuja irregularidade for verificada por ocasião ou logo após o envio do convite de sua convocação, deverão comprovar sua regularidade na primeira oportunidade que lhe couber falar, por meio da atualização das informações no Cadastro de Fornecedores do Estado do Paraná, no site: www.gms.pr.gov.br., caso contrário, não poderão participar da prestação de serviço; 8.3.6. O comparecimento à sessão pública de sorteio é facultativo, Todos os credenciados, em situação regular participarão da sessão, e integrarão o sistema de rodízio definido no subitem 8.2.1, mesmo não comparecendo aos eventos, com exceção daqueles que se declararem impedidos ou assim forem considerados pela Secretaria de Estado da Comunicação Social – SECS; 8.3.6.1. A Secretaria de Estado da Comunicação Social – SECS pode, em virtude do interesse público, devidamente justificado, cancelar total ou parcialmente a sessão de sorteio ou mesmo a convocação geral de todos os credenciados. Neste caso, deverá ser convocada nova sessão de sorteio para definir a sequência diária que cada credenciado terá por direito no sistema de rodízio correspondente às regiões e níveis pendentes.

8.4. Do resultado do sorteio

8.4.1. Após a realização do sorteio, todos os presentes assinarão a ata do evento; 8.4.2. A ata, contendo o resultado da sessão, será divulgada no sítio eletrônico da Secretaria de Comunicação Social, www.comunicacao.pr.gov.br; 8.4.3. Após a definição, por sorteio, serão utilizados pelo Estado do Paraná, órgãos e entidades da Administração Estadual Direta e Indireta e demais entidades vinculadas, os serviços de divulgação dos credenciados em sistema de rodízio, de forma sequencial, para a veiculação do objeto descrito no item 1.2 deste Edital.

9 DA CONTRATAÇÃO

9.1. Após encerrado o processo de credenciamento, decorrido o prazo recursal, e consumadas as providências previstas nos itens 8.2, 8.3 e 8.4 deste Edital, dar-se-á início ao processo de contratação.

9.2. A contratação do credenciado somente poderá ocorrer por vontade do órgão ou entidade contratante e desde que este esteja em situação regular perante as exigências habilitatórias para o credenciamento;

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9.3. A contratação decorrente do credenciamento obedecerá às regras da Lei Estadual nº 15.608/2007, da Lei Federal nº 8.666/1993, nos Decretos Estaduais nºs 4507/2009 e 4732/2009 e nos termos da minuta do contrato e da ordem de serviço, anexa ao Edital, podendo ser prorrogado a critério da SECS e/ou dos demais órgãos e entidades contratantes.

9.4. A SECS e/ou a entidade solicitante convocará o credenciado, em um prazo de até 2 (dois) dias, para assinar o contrato, aceitar ou retirar o instrumento equivalente, dentro das condições estabelecidas na legislação e no edital, sob pena de decair o direito à contratação, sem prejuízo das sanções previstas neste Edital; 9.4.1. O credenciado contratado deverá indicar e manter preposto, aceito pela SECS, para representá-lo na execução do contrato; 9.5. O instrumento contratual, observado o art. 108 da Lei nº 15.608/2007, deverá ser assinado pelo representante legal do credenciado.

9.6. O contrato decorrente do credenciamento será publicado, em formato de extrato, no Diário Oficial do Estado, conforme disposto no artigo 117 da Lei Estadual nº 15.608/2007.

10. DA EXECUÇÃO DO CONTRATO

10.1. Os credenciados reconhecem, desde já, que as solicitações de publicações, PADV e respectivos empenhos, observado o art. 108 da Lei nº 15.608/2007 representam compromisso entre as partes, submetendo-as ao cumprimento do objeto, nos prazos, condições constantes deste edital e da legislação aplicável; 10.2. A Contratada assumirá integral responsabilidade civil, administrativa e penal por quaisquer prejuízos pessoais ou materiais causados ao contratante, ou a terceiros, por si ou por seus sucessores e/ou prepostos, na execução do objeto; 10.3. A Contratada fica obrigada a efetuar a publicação conforme determinação da contratante; 10.4. A Contratada deverá encaminhar por email a página da publicação em até 24 (vinte e quatro) horas para o solicitante e para a SECS; 10.5. A Contratada deverá realizar uma chamada de capa para as publicações objeto deste credenciamento, contendo o logotipo do Estado do Paraná, com indicação das páginas internas onde as mesmas se encontrem, numa dimensão de 4 cm por coluna; 10.6. A Contratada deverá efetivar a publicação da matéria, com mesmo teor do texto enviado pelo órgão solicitante, objeto deste credenciamento, até o segundo caderno, ou até a décima Segunda página do jornal; 10.7. A Contratada deverá estar na condição de válido, no Cadastro de Fornecedores do Estado do Paraná, durante toda a execução do contrato, sob pena de descredenciamento, unilateral pela Administração Pública; A omissão da credenciada na manutenção desta condição será considerada, para todos os efeitos, denúncia unilateral do credenciamento.

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10.8. A fixação da vigência dos contratos, decorrentes do credenciamento, levará em consideração o disposto no item 3.3 deste Edital.

10.9. Dentro das normas em vigor, com as justificativas apresentadas pelo órgão contratante, os contratos de credenciamento poderão receber termo aditivo de prorrogação, desde que autorizado pela Secretaria de Estado da Comunicação Social -SECS, após o parecer da sua assessoria jurídica; 10.10. Em caráter excepcional, conforme disposto no artigo 112 da Lei Estadual nº 15.608/2007, o contratado fica obrigado a aceitar, nas mesmas condições contratuais, os acréscimos ou supressões que se fizerem na estimativa de tempo e de prazo contratado, até 25% (vinte e cinco por cento) do valor inicial do contrato.

11. DOS PREÇOS E DO REAJUSTE

11.1. A Secretaria de Estado da Comunicação Social – SECS ou os órgãos solicitantes deverão pagar a quantia especificada, para a prestação de serviços, de acordo com a tabela constante no Anexo V, deste Edital; 11.2. Os preços são fixos e irreajustáveis, podendo ser alterado somente após 01 (um) ano de vigência deste Edital, exceto por força de disposição legal, especialmente quando comprovada a situação descrita no art. 65, II, “d”, da Lei

Federal nº 8.666/1993 e no art. 112, § 3º, inciso II da Lei Estadual 15.608/2007 ou de prorrogação negociada do contrato, quando as obrigações poderão, a critério da Secretaria de Estado da Comunicação Social - SECS, ser reajustadas com base na variação do IGPM, da Fundação Getúlio Vargas ocorrida durante a vigência contratual.

12. DO FATURAMENTO E DO PAGAMENTO

12.1. O pagamento do valor do objeto do contrato, será efetuado em até 30 dias, mediante a apresentação da respectiva fatura, devendo estar acompanhado de um exemplar do jornal correspondente à publicação; 12.2. A nota fiscal/fatura deverá ser entregue pelo credenciado ao órgão ou entidade contratante da publicação. Para fins de pagamento, através de depósito bancário, o credenciado contratado, deverá informar previamente em papel timbrado, o nome e número do banco, número da agência e o número da conta corrente; 12.3. Somente serão pagos os valores correspondentes aos serviços efetivamente realizados e declarados como regulares pelo servidor indicado pelo órgão ou entidade contratante, devendo estar acompanhada do PADV autorizado; 12.4. É expressamente vedada à cobrança em qualquer hipótese de qualquer sobretaxa quando do pagamento dos serviços prestados pelo credenciado; 12.5. As faturas que não estiverem corretamente formuladas serão devolvidas dentro do prazo de sua conferência ao credenciado contratado e o seu tempo de tramitação desconsiderado;

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12.5. As notas fiscais/faturas com mais de um item de serviço, somente serão liberadas para pagamento quando todos os itens satisfizerem as exigências contidas no empenho e/ou no contrato; 12.6. Constituem ônus exclusivo do credenciado contratado, quaisquer alegações de direito perante o Órgão Fiscalizador ou perante terceiros por quaisquer incorreções na fatura; 12.7. No caso de atraso no pagamento, decorrente de culpa exclusiva do órgão solicitante, este será atualizado pelo IGPM/FGV, ou índice oficial que venha a substituí-lo, “pro rata tempore die”, para o período verificado entre a data do vencimento da nota fiscal/fatura e a data de seu efetivo pagamento.

13. DAS RESPONSABILIDADES PERANTE TERCEIROS

13.1. Nenhuma responsabilidade caberá Estado do Paraná ou a qualquer órgão ou entidade da Administração Estadual Direta e Indireta e demais entidades vinculadas, com relação a terceiros em decorrência de compromissos firmados entre esses e os credenciados contratados.

14. DAS SANÇÕES AO CONTRATADO

14.1. Quando do não cumprimento dos compromissos contratuais assumidos pelos credenciados serão aplicadas as seguintes sanções administrativas, sem prejuízo das demais legalmente estabelecidas; 14.1.1. > Advertências; 14.1.2. > Multa moratória 14.1.2.1. A multa moratória deixará de ser cobrada, quando ocorrer a inexecução do serviço, que será repassada para o próximo credenciado, cobrando-se a multa indenizatória prevista no item 14.7; 14.1.3. Descredenciamento nos casos previstos neste Edital.

14.1.4. Suspensão temporária do seu direito de contratar com a Administração Pública, pelo prazo de até 02 (dois) anos; 14.1.5. Declaração de inidoneidade, para contratar com a Administração Pública, em caso de falta maior gravidade, a critério da Secretaria de Estado da Comunicação Social - SECS e dos órgãos solicitantes.

14.2. As multas aplicadas serão descontadas dos pagamentos devidos ao credenciado contratado, a critério da Secretaria de Estado da Comunicação Social - SECS ou dos órgãos solicitantes, quando for o caso, cobradas judicialmente, através de execução fiscal.

14.3. As sanções previstas nos itens 14.1.1, 14.1.4 e 14.1.5 podem ser aplicadas, cumulativamente ou não, à pena de multa.

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14.4. As penalidades previstas nos itens 14.1.4 e 14.1.5 também poderão ser aplicadas ao credenciado, conforme o caso, que tenha sofrido condenação definitiva por fraudar recolhimento de tributos, praticar ato ilícito visando frustrar os objetivos do credenciamento ou demonstrar não possuir idoneidade para contratar com a Administração Pública.

14.5. A aplicação das penalidades acima enumeradas não afasta a possibilidade de órgão ou entidade contratante encaminhar representação ao Ministério Público Estadual para a adoção das providências criminais competentes contra o credenciado.

14.6. As penalidades previstas no item 14, são independentes entre si, podendo ser aplicadas isoladas ou cumulativamente, sem prejuízo de outras medidas cabíveis, garantida a ampla defesa e o contraditório, acarretando, de acordo com a situação, o descredenciamento, independentemente de interpelação judicial ou extrajudicial, conforme dispõe os artigos 128 a 131 da Lei Estadual nº 15.608/2007.

14.7. Poderá, a critério da Secretaria de Estado da Comunicação Social - SECS ou dos órgãos solicitantes, ser aplicada multa indenizatória de 10% sobre o valor total da veiculação, sem prejuízo do descredenciamento, ao contratado que: 14.7.1. Prestar informações inexatas à Secretaria de Estado da Comunicação Social - SECS ou causar embaraços à fiscalização do serviço contratado; 14.7.2. Transferir ou ceder suas obrigações, no todo ou em parte, a terceiros; 14.7.3. Executar os serviços em desacordo com as normas técnicas ou especificações, independente da obrigação de fazer as correções necessárias às suas expensas; 14.7.4. Desatender as determinações da fiscalização; 14.7.5. Cometer qualquer infração às normas legais federais, estaduais e municipais; 14.7.6. Não publicar no prazo determinado, sem justa causa; 14.7.7. Praticar por ação ou omissão, qualquer ato que, por imprudência, imperícia, negligência, dolo ou má-fé, venha causar danos a Secretaria de Estado da Comunicação Social - SECS ou aos órgãos solicitantes, independente da obrigação do credenciado contratado em reparar os danos causados.

14.8. Além dos motivos previstos em lei e neste Edital, e anexos, poderão ensejar o descredenciamento e aplicação de multa: 14.8.1. Alteração social ou modificação de finalidade ou estrutura que, a juízo da contratante, prejudique o cumprimento do contrato; 14.8.2. Envolvimento do credenciado, por qualquer meio, em protesto de títulos, execução fiscal e emissão de cheques sem a suficiente provisão de fundos ou qualquer outro fato que desabonem ou comprometam a sua capacidade econômico-financeira ou caracterize a sua insolvência; 14.8.3. Violar o sigilo das informações recebidas para a realização dos serviços;

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14.8.4 Utilizar, em benefício próprio ou de terceiros, informações não divulgadas ao público e às quais tenha acesso, por força de suas atribuições contratuais e outras que contrariem as condições estabelecidas pelo órgão ou entidade contratante; 14.8.5. Venha a ser declarado inidôneo ou punido com proibição de licitar com qualquer órgão da Administração Pública, direta ou indireta, Federal, Estadual, Municipal ou do Distrito Federal; 14.8.6. O desempenho insatisfatório na execução dos serviços pelo credenciado, conforme relatório do gestor do contrato.

14.9 Em todos os casos do descredenciamento caberá, pedido de reconsideração, no prazo de 05 (cinco) dias úteis, a contar da data da intimação do ato de descredenciamento, ao Secretário de Estado da Comunicação Social - SECS, salvo quando for decorrente de cumprimento de ordem judicial.

17. DA PUBLICIDADE

17.1. O Edital estará à disposição das interessadas durante toda a vigência do credenciamento, na sede da Secretaria de Estado da Comunicação Social – SECS no endereço www.credenciamento.pr.gov.br – “Licitações – Credenciamento

001/2016”.

18. DAS DISPOSIÇÕES GERAIS

18.1. As contratações deverão obedecer ao disposto nos Decretos Estaduais nºs 8988/2010, que disciplinam o controle administrativo e financeiro por esta Secretaria; 18.2. O credenciamento atenderá a todos os órgãos da Administração Direta e Indireta e as entidades vinculadas, mediante celebração de contrato, sendo que as publicações deverão ser antecedidas de Pedido de Autorização de Divulgação e Veiculação – PADV, encaminhando a SECS, informando o serviço a ser executado; 18.3. Qualquer pessoa física ou jurídica, credenciada ou não, poderá denunciar à comissão de credenciamento ou à autoridade máxima do órgão contratante irregularidades na prestação dos serviços e/ou no faturamento.

18.4. Os recursos atribuídos para a realização dos contratos oriundos do presente credenciamento correrão à conta da dotação orçamentária dos respectivos órgãos contratantes, quanto às empresas públicas e sociedade de economia mista, serão utilizados recursos próprios.

18.5. Os casos omissos serão decididos pela Secretaria de Estado da Comunicação Social - SECS, com base na legislação em vigor;

18.6. O foro competente para dirimir quaisquer litígios decorrentes deste Instrumento e do termo contratual será o foro Central da Comarca da Região Metropolitana de Curitiba, Estado do Paraná;

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Curitiba, 15 de abril de 2016.

Presidente da Comissão de Credenciamento

ANEXO I

MODELO DO PEDIDO DE CREDENCIAMENTO

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(EM PAPEL TIMBRADO DA PRÓPRIA REQUERENTE)

À Secretaria de Estado da Comunicação Social – SECS Comissão Especial de Credenciamento

Ref.: PEDIDO DE CREDENCIAMENTO - Edital de Credenciamento N.

Prezados Senhores,

A Empresa ____________________ (razão social e de fantasia, se houver), ____________ (preencher de acordo com a situação da empresa), CNPJ/MF nº __________, com sede em ________________, fone ____________, fax ____________, celular _________ e e-mail _________, após examinar todas as cláusulas e condições estipuladas no Edital em referência, apresentamos nosso pedido de pré-qualificação para o credenciamento na região administrativa nº ____, nos termos consignados no citado ato convocatório e seus anexos, com os quais concordamos plenamente, declarando que possuímos estrutura disponível e suficiente com pessoal técnico adequado para a execução dos serviços ora propostos.

Informamos que o pedido ora formulado abrange os serviços discriminados no Edital convocatório.

Comprometemo-nos a fornecer à SECS quaisquer informações ou documentos eventualmente solicitados e informar toda e qualquer alteração na documentação referente à sua habilitação jurídica, qualificação técnica, qualificação econômico-financeira e regularidade fiscal relacionadas às condições de credenciamento. Estamos cientes de que a qualquer momento, a Secretaria de Estado da Comunicação Social – SECS, poderá cancelar o credenciamento e que não há obrigatoriedade de contratação.

Enfim, declara-se ciência de que a contratação dos serviços constantes do Edital, não gera qualquer tipo de vínculo empregatício dos profissionais desta empresa com a SECS, razão pela qual, arcaremos com todas as despesas de natureza previdenciária e trabalhista ou de eventuais demandas trabalhistas relativas aos profissionais selecionados para atendimento do presente credenciamento, inclusive com relação aos demais encargos incidentes sobre a prestação do serviço.

(Local), de ______de 2016

____________________________________________

(Identificação e assinatura da pessoa física ou Identificação e assinatura do representante legal da instituição) (CPF da pessoa física)

ANEXO II

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DECLARAÇÃO DE INEXISTÊNCIA DE FATO IMPEDITIVO E DE COMUNICAÇÃO OBRIGATÓRIA DE FATO SUPERVENIENTE

Ref.: EDITAL DE CREDENCIAMENTO Nº .../2016

(A empresa _________ [preencher de acordo com a situação]), para fins de participação no Credenciamento n. /2016 da Secretaria de Estado da Comunicação Social - SECS, declara sob as penas da Lei, que até a data de abertura do Credenciamento, objeto do Edital nº /2016, não existem fatos impeditivos a sua participação no Credenciamento, em especial a inexistência de declaração de inidoneidade para licitar ou contratar com o Poder Público, em qualquer de suas esferas, reconhecendo, desde já, como obrigatória, a comunicação

à Secretaria sobre a existência de qualquer fato superveniente que venha comprometer a nossa idoneidade, inclusive durante a nossa atuação como Credenciada.

E, por ser a expressão fiel da verdade, firmo a presente. (Local), de _____ de 2016. ________________________________________________

(Identificação e assinatura da pessoa física ou Identificação e assinatura do representante legal da instituição) (CPF da pessoa física e CNPJ/MF da instituição) (Endereço / e-mail e telefone)

ANEXO III

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DECLARAÇÃO DE CUMPRIMENTO DO DISPOSTO NO INCISO XXXIII DO ART. 7º DA CONSTITUIÇÃO FEDERAL (LEI FEDERAL Nº 9.854/99)

Ref.: EDITAL DE CREDENCIAMENTO Nº

(A empresa _________, inscrita no CNPJ/MF sob n. ______________, por intermédio de seu representante legal o(a) Sr.(a) ______________________________________, portador(a) da Carteira de Identidade nº __________________ e inscrito(a) no CPF sob nº ___________________, DECLARA, para fins do disposto no inciso V do art. 27 da Lei n. 8.666, de 21 de junho de 1.993, acrescido pela Lei n. 9.854, de 27 de outubro de 1.999, e da Lei Estadual nº 145.608/07 que não emprega menor de dezoito anos em trabalho noturno, perigoso ou insalubre e não emprega menor de dezesseis anos.

Ressalva: emprega menor, a partir de catorze anos, na condição de aprendiz.

(Local), de de 2016 ____________________________________________

(Identificação e assinatura da pessoa física ou Identificação e assinatura do representante legal da instituição) (CPF da pessoa física e CNPJ/MF da instituição) (Endereço, e-mail e telefone)

ANEXO IV

Regionalização Vigente - (Decreto n° 2.441 de 10/02/88, Decreto n° 5.366 de 17/07/89, Lei Complementar n° 49 de 05/01/90, Lei nº 11.353 de 22/03/96, Decreto

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n° 4.282 de 24/04/98, Lei n° 12.612 de 12/07/99 e Lei n° 12.887 de 29/01/00 e
Decreto nº 7656 de 01/07/2010 e Lei 16.662 de 14/12/2010
REGIÃO ADMINISTRATIVA	MUNICÍPIOS
REGIÃO 1 PARANAGUÁ	ANTONINA
GUARAQUEÇABA
GUARATUBA
MATINHOS
MORRETES
PARANAGUÁ
PONTAL DO PARANÁ
REGIÃO 2 CURITIBA	ADRIANÓPOLIS
AGUDOS DO SUL
ALMIRANTE TAMANDARÉ
ARAUCÁRIA
BALSA NOVA
BOCAIUVA DO SUL
CAMPINA GRANDE DO SUL
CAMPO DO TENENTE
CAMPO LARGO
CAMPO MAGRO
CERRO AZUL
COLOMBO
CONTENDA
CURITIBA
DOUTOR ULYSSES
FAZENDA RIO GRANDE
ITAPERUÇU
LAPA
MANDIRITUBA
PIÊN
PINHAIS
PIRAQUARA
QUATRO BARRAS
QUITANDINHA
RIO BRANCO DO SUL
RIO NEGRO
SÃO JOSÉ DOS PINHAIS
TIJUCAS DO SUL
TUNAS DO PARANÁ
ARAPOTI

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REGIÃO 3 PONTA GROSSA	CARAMBEÍ
CASTRO
IMBAÚ
IPIRANGA
IVAÍ
JAGUARIAIVA
ORTIGUEIRA
PALMEIRA
PIRAÍ DO SUL
PONTA GROSSA
PORTO AMAZONAS
RESERVA
SÃO JOÃO DO TRIUNFO
SENGÉS
TELEMACO BORBA
TIBAGI
VENTANIA
REGIÃO 4 JACAREZINHO	BARRA DO JACARÉ
CAMBARÁ
CARLÓPOLIS
CONSELHEIRO MAIRINCK
CURIÚVA
FIGUEIRA
GUAPIRAMA
IBAITI
JABOTI
JACARÉZINHO
JAPIRA
JOAQUIM TÁVORA
JUNDIAÍ DO SUL
PINHALÃO
QUATIGUÁ
RIBEIRÃO CLARO
SALTO DO ITARARÉ
SANTANA DO ITARARÉ
SANTO ANTONIO DA PLATINA
SÃO JOSÉ DA BOA VISTA
SIQUEIRA CAMPOS
TOMAZINA
WENCESLAU BRAZ
ABATIÁ

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REGIÃO 5 CORNÉLIO PROCÓPIO	ANDIRÁ
ASSAÍ
BANDEIRANTES
CONGONHINHAS
CORNÉLIO PROCÓPIO
ITAMBARACÁ
JATAIZINHO
LEÓPOLIS
NOVA AMÉRICA DA COLINA
NOVA FÁTIMA
NOVA SANTA BARBARA
RANCHO ALEGRE
RIBEIRÃO DO PINHAL
SANTA AMÉLIA
SANTA CECILIA DO PAVÃO
SANTA MARIANA
SANTO ANTONIO DO PARAÍSO
SÂO JERÔNIMO DA SERRA
SÃO SEBASTIÃO DA AMOREIRA
SAPOPEMA
SERTANEJA
URAÍ
REGIÃO 6 LONDRINA	ALVORADA DO SUL
BELA VISTA DO PARAÍSO
CAFEARA
CAMBÉ
CENTENÁRIO DO SUL
FLORESTÓPOLIS
GUARACI
IBIPORÃ
JAGUAPITÃ
LONDRINA
LUPIONÓPOLIS
MIRASSELVA
PITANGUEIRAS
PORECATU
PRADO FERREIRA
PRIMEIRO DE MAIO
ROLÂNDIA
SERTANÓPOLIS
TAMARANA
APUCARANA

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REGIÃO 7 APUCARANA	ARAPONGAS
BOM SUCESSO
CALIFÓRNIA
CAMBIRA
JANDAIA DO SUL
KALORÉ
MARILÂNDIA DO SUL
MARUMBI
MAUÁ DA SERRA
NOVO ITACOLOMI
RIO BOM
SABÁUDIA
REGIÃO 8 MARINGÁ	ÂNGULO
ASTORGA
ATALAIA
COLORADO
DOUTOR CAMARGO
FLORAÍ
FLORESTA
FLÓRIDA
IGUARAÇU
ITAGUAJÉ
ITAMBÉ
IVATUBA
LOBATO
MANDAGUAÇU
MANDAGUARI
MARIALVA
MARINGÁ
MUNHOZ DE MELLO
NOSSA SENHORA DAS GRAÇAS
NOVA ESPERANÇA
OURIZONA
PAIÇANDU
PRESIDENTE CASTELO BRANCO
SANTA FÉ
SANTA INÊS
SANTO INÁCIO
SÃO JORGE DO IVAÍ
SARANDI
UNIFLOR
ALTO PARANÁ

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REGIÃO 9 PARANAVAÍ	AMAPORÃ
CRUZEIRO DO SUL
DIAMANTE DO NORTE
GUAIRAÇÁ
INAJÁ
ITAÚNA DO SUL
JARDIM OLINDA
LOANDA
MARILENA
MIRADOR
NOVA ALIANÇA DO IVAÍ
NOVA LONDRINA
PARAÍSO DO NORTE
PARANACITY
PARANAPOEMA
PARANAVAÍ
PLANALTINA DO PARANÁ
PORTO RICO
QUERÊNCIA DO NORTE
SANTA CRUZ DO MONTE CASTELO
SANTA ISABEL DO IVAÍ
SANTA MÔNICA
SANTO ANTONIO DO CAIUÁ
SÃO CARLOS DO IVAÍ
SÃO JOÃO DO CAIUÁ
SÃO PEDRO DO PARANÁ
TAMBOARA
TERRA RICA
REGIÃO 10 UMUARAMA	ALTO PIQUIRI
ALTÔNIA
BRASILÂNDIA DO SUL
CAFEZAL DO SUL
CRUZEIRO DO OESTE
DOURADINA
ESPERANÇA NOVA
FRANCISCO ALVES
ICARAIMA
IPORÃ
IVATÉ
MARIA HELENA
MARILUZ
NOVA OLÍMPIA

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PEROBAL
PÉROLA
SÃO JORGE DO PATROCÍNIO
TAPIRA
UMUARAMA
VILA ALTA
XAMBRÊ
REGIÃO 11 CAMPO MOURÃO	ALTAMIRA DO PARANÁ
ARARUNA
BARBOSA FERRAZ
BOA ESPERANÇA
CAMPINA DA LAGOA
CAMPO MOURÃO
CORUMBATAÍ DO SUL
ENGENHEIRO BELTRÃO
FAROL
FÊNIX
GOIOERÊ
IRETAMA
JANIÓPOLIS
JURANDA
LUIZIANA
MAMBORÊ
MOREIRA SALES
NOVA CANTU
PEABIRU
QUARTO CENTENÁRIO
QUINTA DO SOL
RANCHO ALEGRE DO OESTE
RONCADOR
UBIRATÃ
ANAHY
BOA VISTA DA APARECIDA
BRAGANEY
CAFELÂNDIA
CAMPO BONITO
CAPITÃO LEÔNIDAS MARQUES
CASCAVEL
CATANDUVAS
CÉU AZUL
CORBÉLIA
DIAMANTE DO OESTE

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REGIÃO 12 CASCAVEL	FOZ DO IGUAÇU
IBEMA
IGUATÚ
ITAIPULÂNDIA
LINDOESTE
MATELÂNDIA
MEDIANEIRA
MISSAL
NOVA AURORA
RAMILÂNDIA
SANTA LÚCIA
SANTA TEREZA DO OESTE
SANTA TEREZINHA DE ITAIPU
SÃO MIGUEL DO IGUAÇU
SERRANÓPOLIS DO IGUAÇU
TRÊS BARRAS DO PARANÁ
VERA CRUZ DO OESTE
REGIÃO 13 FRANCISCO BELTRÃO	AMPÉRE
BARRACÃO
BELA VISTA DA CAROBA
BOA ESPERANÇA DO IGUAÇU
BOM JESUS DO SUL
CAPANEMA
CRUZEIRO DO IGUAÇU
DOIS VIZINHOS
ENÉAS MARQUES
FLOR DA SERRA DO SUL
FRANCISCO BELTRÃO
MANFRINÓPOLIS
MARMELEIRO
NOVA ESPERANÇA DO SUDOESTE
NOVA PRATA DO IGUAÇU
PÉROLA D’OESTE
PINHAL DO SÃO BENTO
PLANALTO
PRANCHITA
REALEZA
RENASCENÇA
SALGADO FILHO
SALTO DO LONTRA
SANTA IZABEL DO OESTE
SANTO ANTONIO DO SUDOESTE

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SÃO JORGE DO OESTE
VERÊ
REGIÃO 14 PATO BRANCO	BOM SUCESSO DO SUL
CHOPINZINHO
CLEVELÂNDIA
CORONEL DOMINGOS SOARES
CORONEL VIVIDA
HONÓRIO SERPA
ITAPEJARA D’OESTE
MANGUEIRINHA
MARIÓPOLIS
PALMAS
PATO BRANCO
SÃO JOÃO
SULINA
VITORINO
REGIÃO 15 GUARAPUAVA	CAMPINA DO SIMÃO
CANDÓI
CANTAGALO
FOZ DO JORDÃO
GOIOXIM
GUARAPUAVA
LARANJAL
PALMITAL
PINHÃO
PRUDENTÓPOLIS
RESERVA DO IGUAÇU
TURVO
REGIÃO 16 UNIÃO DA VITÓRIA	ANTONIO OLINTO
BITURUNA
CRUZ MACHADO
GENERAL CARNEIRO
PAULA FREITAS
PAULO FRONTIN
PORTO VITÓRIA
SÃO MATEUS DO SUL
UNIÃO DA VITÓRIA
FERNANDES PINHEIRO
GUAMIRANGA
IMBITUVA
INÁCIO MARTINS
IRATI

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REGIÃO 17 IRATI	MALLET
REBOUÇAS
RIO AZUL
TEIXEIRA SOARES
REGIÃO 18 TOLEDO	ASSIS CHATEAUBRIAND
ENTRE RIOS DO OESTE
FORMOSA DO OESTE
GUAÍRA
IRACEMA DO OESTE
JESUÍTAS
MARECHAL CÂNDIDO RONDON
MARIPÁ
MERCEDES
NOVA SANTA ROSA
OURO VERDE DO OESTE
PALOTINA
PATO BRAGADO
QUATRO PONTES
SANTA HELENA
SÃO JOSÉ DAS PALMEIRAS
SÃO PEDRO DO IGUAÇU
TERRA ROXA
TOLEDO
TUPÃSSI
REGIÃO 19 IVAIPORÃ	ARAPUÃ
ARIRANHA DO IVAÍ
BORRAZÓPOLIS
CRUZMALTINA
FAXINAL
GODOY MOREIRA
GRANDES RIOS
IVAIPORÃ
JARDIM ALEGRE
LIDIANÓPOLIS
LUNARDELLI
RIO BRANCO DO IVAÍ
ROSÁRIO DO IVAÍ
SÃO JOÃO DO IVAÍ
SÃO PEDRO DO IVAÍ
DIAMANTE DO SUL
ESPIGÃO ALTO DO IGUAÇU
GUARANIAÇU

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REGIÃO 20 LARANJEIRAS DO SUL	LARANJEIRAS DO SUL
MARQUINHO
NOVA LARANJEIRAS
PORTO BARREIRO
QUEDAS DO IGUAÇU
RIO BONITO DO IGUAÇU
SAUDADE DO IGUAÇU
VIRMOND

REGIÃO 21 CIANORTE	CIANORTE
CIDADE GAUCHA
GUAPOREMA
INDIANÓPOLIS
JAPURÁ
JUSSARA
RONDON
SÃO MANOEL DO PARANÁ
SÃO TOMÉ
TAPEJARA
TERRA BOA
TUNEIRAS DO OESTE
REGIÃO 22 PITANGA	BOA VENTURA DE SÃO ROQUE
CANDIDO DE ABREU
LARANJAL
MANOEL RIBAS
MATO RICO
NOVA TEBAS
PALMITAL
PITANGA
SANTA MARIA DO OESTE

ANEXO V

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Tabelas dos valores que serão praticados durante a Vigência do Credenciamento

VALORES FINAIS DE CM/COL - CREDENCIAMENTO

REGIÕES X CIRCULAÇÃO X CUSTO FINAL DE CM/COL

REGIÃO 1	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 2	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 5.000 À 10.000	R$	23,72

NÍVEL 2	DE 10.001 À 20.000	R$	35,66

NÍVEL 3	DE 20.001 À 50.000 E ACIMA	R$	47,54

REGIÃO 3	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 4	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

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REGIÃO 5	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 6	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 7	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 8	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 9	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 10	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

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NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 11	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 12	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 13	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 14	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 15	CIRCULAÇÃO COMPROVADA	CUSTO FINAL

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		CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 16	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 17	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 18	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 19	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

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REGIÃO 20	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 21	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

REGIÃO 22	CIRCULAÇÃO COMPROVADA	CUSTO FINAL CM/COL

NÍVEL 1	DE 2.000 À 5.000	R$	17,82

NÍVEL 2	DE 5.001 À 8.000	R$	26,75

NÍVEL 3	DE 8.001 À 10.000 E ACIMA	R$	35,66

NÍVEL ESTADUAL
Municípios	Circulação comprovada		Custo cm/col
Mínimo de 40	Mínimo de 25.000		R$ 47,54

ANEXO VI

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PROJETO BÁSICO

1. OBJETIVO PRINCIPAL

O presente processo terá por objetivo principal, o credenciamento de Empresas Jornalísticas, em todas as Regiões Administrativas do Estado do Paraná, que possuam jornais com circulação diária, para prestação de serviço de veiculação da Publicidade Legal do Governo do Estado, objetivando a publicação de seus editais, atas, ações, programas, balanços e demonstrações financeiras, notas de esclarecimentos, avisos, pregões, leilões, licitações, comunicados e outros formatos que venham a serem contempladas por lei, dando atendimento às necessidades de publicação da Administração Estadual Direta e Indireta, Autarquias, Empresas Públicas e Sociedades de Economia Mista.

2. JUSTIFICATIVA

Cabe afirmar, que a abertura de processo na modalidade de “credenciamento” tem por objetivo continua cumprindo uma grande expectativa do Governo do Estado, que é a criação de uma sintonia de igualdade nas condições de compra dos espaços de comunicação na mídia impressa, da Publicidade Legal entre os participantes. Mais justo ainda, se enquadra esta opção, onde o Estado propõe a todos os participantes um único preço por Região Administrativa, devendo as Empresas interessadas comprovar a sua circulação diária.

O Decreto 8988 de 14 de dezembro de 2010 atribui a Secretaria de Estado de Comunicação Social – SECS o “controle administrativo e financeiro dos recursos orçamentários do tesouro e outras fontes, bem como os diretamente arrecadados pela Administração Direta e Indireta, Empresas Públicas, Autarquias e Sociedades de Economia Mista, nas áreas específicas de Publicidade Legal e Institucional feita através de comunicação de mídia impressa, radiodifusão, televisão e da Internet”.

O controle administrativo compreende a coordenação, supervisão técnica e normativa, a análise, e as liberações solicitadas para autorizações prévias de toda e qualquer divulgação e veiculação de iniciativa da Administração Direta e Indireta do Poder Executivo do Estado do Paraná, nas modalidades de Publicidade Institucional e da Publicidade Legal.

Publicidade Legal, são aquelas que se destinam a dar conhecimento, através da publicação de editais, extratos, balanços, demonstrações financeiras, atas, convocações, comunicados, avisos, e informações de ações do Poder Executivo Estadual, em Diário Oficial e Jornais de circulação diária, ou em outros meios de comunicação, com o objetivo de atender a prescrição legal;

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Publicidade Institucional, são aquelas que se destinam a divulgar informações sobre atos, ações, programas, obras, serviços, campanhas, metas e resultados dos órgãos e entidades vinculadas ao Poder Executivo Estadual, com o objetivo de atender ao princípio da publicidade, visando valorizar e fortalecer as instituições públicas, de atender a participação da sociedade no debate, no controle e na formação das políticas públicas.

Para a publicidade institucional a SECS efetuou Concorrência Pública – Técnica e Preço e para a publicidade legal a modalidade credenciamento dos jornais em todo o Estado do Paraná, por região administrativa do Estado, conforme Anexo IV, para atendimento das necessidades de todos os órgãos do Estado, inclusive as Sociedade de Economia Mista.

O controle financeiro é a aplicação dos recursos em despesas com publicidade legal, somente poderão ser efetivados, mediante autorização prévia da Secretaria de Estado da Comunicação Social, através do PADV - Pedido de Autorização para Divulgação e Veiculação, sujeitando-se ao seu gerenciamento, acompanhamento e controle.

Para um melhor controle das despesas com o Estado, a Secretaria é que encaminha aos jornais os extratos para publicação dos órgãos usuários do credenciamento.

O credenciamento centralizado na SECS, para utilização pelo Estado é necessário para uma melhor negociação por cm/col com os jornais, tendo em vista que os maiores clientes são as empresas de economia mista, citamos como exemplo os gastos com publicidade legal de 2014, nos jornais credenciados, que foram de R$ R$ 4.287.862,29 (quatro milhões, duzentos e oitenta e sete mil, oitocentos e sessenta e dois reais e vinte e nove centavos), R$ 1.164.238,76 (hum milhão, cento e sessenta e quatro mil, duzentos e trinta e oito reais e setenta e seis centavos) da SANEPAR e R$ 1.043.730,92 (hum milhão, quarenta e três mil, setecentos e trinta reais e noventa centavos), da COPEL, podendo-se observar que o maior volume das publicações legais está com as Empresas.

Na prática operacional, estas medidas cumprem a uma das recomendações mais importantes da legislação que é a da ampla divulgação dos atos Governamentais, respeitando os princípios da economicidade, legalidade, moralidade, razoabilidade e da publicidade que regem os gastos do Estado.

3. HISTÓRICO

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O Governo do Estado utiliza os serviços de veiculação da Publicidade Legal, de forma contínua, objetivando dar amplo conhecimento e esclarecimentos de todos os atos, ações, programas e investimentos à população paranaense como um todo, dos órgãos da Administração Estadual Direta e Indireta - Empresas Públicas, Autarquias, Sociedade de Economia Mista e Fundações – e demais entidades vinculadas.

4. CONDIÇÕES DE PARTICIPAÇÃO

Será obrigatória, quando da solicitação de sua pré-qualificação para o credenciamento, a apresentação pela interessada da comprovação conforme abaixo: I - Poderá se credenciar, toda e qualquer Empresa Jornalística, que tenha jornal periódico com circulação comprovada dentro do Estado do Paraná.

II - A distribuição geográfica do território do Estado do Paraná, será definida pelo critério das 22 (vinte e duas) regiões administrativas existentes, conforme demonstrativo no anexo IV.

III - Tratando-se da divulgação da Publicidade Legal do Governo do Estado, deverão ser observadas características técnicas mínimas para a contratação dos serviços, conforme determinado no subitem 2.3;

IV - O Governo do Estado utilizará os serviços de veiculação da Publicidade Legal, objetivando publicar editais, atas, ações, programas, balanços, demonstrações financeiras, notas de esclarecimentos, avisos, pregões, leilões, licitações, comunicados e outros formatos que venham a ser contemplados e determinados por lei. As publicações serão realizadas em qualquer dia da semana, conforme prévia determinação, com o objetivo de dar ampla divulgação aos atos governamentais, respeitando os princípios da isonomia, da legalidade, da impessoalidade, da moralidade, da igualdade, da publicidade, da probidade administrativa, da economicidade, da vinculação ao instrumento convocatório, do julgamento objetivo e da celeridade;

V - As páginas onde serão divulgados os espaços contratados, deverão ter o formato “standard” com 6 col x 52,0 cms totalizando 312 cm/col ou tablóide com 05 col x 40,0 cms totalizando 200 cm/col em composição de texto na fonte Time New Roman, com corpo de letras 7 (nove) e espaçamento 9 (nove) com impressão em preto e branco.

VI - Em todas publicações, os jornais periódicos deverão fazer constar em sua primeira página, uma chamada de capa no formato de 4 centímetros por coluna, contendo a logotipia do Governo do Estado, onde inclusive conste texto que identifique a página interna onde as publicações se encontram.

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VII - A publicação das matérias, com o mesmo teor do texto enviado pelo órgão solicitante, deverá obrigatoriamente ser efetivada até o 2º caderno, ou a 12ª página da edição.

VIII – Todas as divulgações previstas no âmbito da Publicidade Legal do Governo do Estado, será coordenada plena pela Secretaria de Estado da Comunicação Social, que deverá direcionar, distribuir, administrar, controlar e aprovar tais veiculações, conforme determinam a Lei 8.468 de 16/03/1987 e Decreto 8988/2010. Os jornais que comprovarem o mínimo de 25.000 exemplares de tiragem e circule pelo menos em 40 municípios paranaenses, serão credenciados também como jornal com cobertura estadual.

IX - O critério adotado, para distribuição das veiculações previstas em cada uma das 22 (vinte e duas) regiões administrativas, levará sempre em consideração a região escolhida pelo órgão solicitante, bem como o credenciado escolhido através de sorteio conforme o estabelecido no item 8.2, com exceção do Balanço e Demonstrações Financeiras das Sociedades de Economia Mista, quando definidas em Assembléia Geral.

X - A escolha da região, onde será realizada a publicação, ficará por conta da determinação do órgão solicitante, de acordo com a sua necessidade de cobertura. Nos casos em que for necessária a cobertura estadual, conforme determina a Lei Estadual 15.608/2007, artigo 31 – inciso IV, a veiculação se realizará em jornal da credenciado, que comprove o mínimo de 25.000 exemplares de tiragem, atendendo no mínimo quarenta municípios dependendo de onde será realizado o objeto a ser licitado; XI - Os valores estabelecidos para “compra” de cada cm/col estão demonstrados no Anexo V, resultado do levantamento sobre custos praticados em jornais periódicos nas regiões administrativas do Estado, para se estabelecer o preço máximo. O valor estabelecido para “compra” de cm/col, será de R$ 44,72 (quarenta e quatro reais e setenta e dois centavos) para os jornais credenciados a nível estadual.

XII - Os limites máximos a serem “pagos” para cada cm/col. nas regiões administrativas do Estado, estão delimitados pela circulação comprovada, conforme Anexo V, resultado dos custos finais dos jornais periódicos de cada região; XIII - A comprovação da circulação exigida no subitem 2.4, deverá ser realizada através de auditoria juramentada por empresa reconhecida no mercado, e posteriormente validada pela entidade de classe pertencente à Empresa Jornalística. No caso de empresas já auditadas pelo IVC - Instituto Verificador de Circulação, os relatórios serão aceitos, com a condição de também serem validados pela sua entidade de classe.

XIV - Comprovação de que é detentora da propriedade do título do jornal, que poderá ser através de: a) Registro em Cartório de títulos e documentos; b).No contrato social ou estatuto; c) Registro no INPI – Instituto Nacional de Propriedade Industrial.

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5. CREDENCIAMENTO

Na vigência deste ato convocatório, a Comissão de Credenciamento, receberá os pedidos das Empresas Jornalísticas interessadas, cuja observância às exigências constantes na Lei Estadual nº 15.608/2007, pelos Decretos Estaduais nº 4507/2009 e nº 4732/2009 e pela Lei Federal nº 8.666/1993, é ainda, de acordo com os termos e condições deste Edital e seus anexos.

I - O pedido de credenciamento, conforme modelo anexo ao presente Edital, deverá ser apresentado digitado sem emendas, rasuras, entrelinhas, ou ambigüidade e com os documentos de habilitação para pré-qualificação solicitados no item 3 e seguintes deste Edital, em papel timbrado próprio do requerente constando:

II - Dados da requerente: razão social, (e de fantasia, se houver), CNPJ, endereço, fone, fax, celular e e-mail.

III - Será entregue ao requerente um comprovante para fins de protocolo da entrega do pedido de credenciamento, de acordo com este Edital.

IV - O requerimento ou os documentos apresentados incompletos, rasurados, vencidos e/ou em desacordo com o estabelecido neste Edital, serão considerados ineptos e devolvidos aos interessados caso não seja passível a sua regularização, podendo este emendá-lo e reapresentando-lo durante a vigência deste Edital, após corrigidas as pendências ou irregularidades apontadas pela Comissão de Credenciamento.

V - A apresentação do requerimento de credenciado vincula o interessado, sujeitando-as, integralmente, as condições deste Edital e de seus anexos.

VI - O prazo de validade do credenciamento regulado por este Edital é de 12 (doze) meses, contados a partir da publicação, podendo ser prorrogado de acordo com as disposições do artigo 103 da Lei Estadual nº 15.608/2007.

VII - O local para a entrega do requerimento e da documentação pela interessada, durante a vigência do credenciamento, será na Comissão de Credenciamento que funciona junto à Diretoria Geral da Secretaria de Estado da Comunicação Social, situada à Praça Nossa Senhora da Sallete, s/nº. 3º andar, Centro Cívico, Curitiba-PR, CEP 80.630-909, no horário comercial;

VIII - Os pedidos de credenciamento e a documentação para a pré-qualificação das interessadas deverão ser entregues, pessoalmente ou encaminhado via postal, para o endereço constante do item 3.4;

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IX - Será obrigatória, quando da solicitação de sua pré-qualificação para o credenciamento, a apresentação pela interessada à comprovação da tiragem e da circulação exigida no subitem 2.3, realizada pela auditoria juramentada por empresa reconhecida no mercado, e posteriormente validada pela entidade de classe pertencente à Empresa Jornalística. No caso de empresas já auditadas pelo IVC -Instituto Verificador de Circulação, os relatórios serão aceitos, com a condição de também serem validados pela sua entidade de classe.

X – Será obrigatória a comprovação de que é detentora da propriedade do título do jornal, que poderá ser através de Registro em Cartório de títulos e documentos, no contrato social ou estatuto ou registro no INPI – Instituto Nacional de Propriedade Industrial.

XI - Poderão participar da presente licitação as empresas que estejam regularmente estabelecidas no País, cujo ramo e finalidade de atuação sejam pertinentes ao objeto licitado por este Edital e que satisfaçam integralmente às exigências nele estabelecidas.

XIII - As empresas interessadas em participar deste credenciamento deverão promover a respectiva inscrição no Cadastro Unificado de Fornecedores do Estado do Paraná (CFPR), a qual deverá ser realizada no endereço (www.comprasparana.pr.gov.br), cujo prazo máximo para emissão do certificado de cadastro, é de 5 (cinco) dias úteis a contar da efetivação do Cadastro.

XIV - Não será admitida a participação de interessados:

Que estejam constituídos sob a forma de consórcios e cooperativas.

b) Que estejam cumprindo penalidade de suspensão temporária para a participação de licitação, imposta pela Administração Pública Estadual ou Federal, sempre obedecida a forma procedimental do art. 155 da Lei Estadual n° 15.608/07.

c) Que tenham sido declarados inidôneos por qualquer órgão da Administração Pública Estadual ou Federal.

d) Que estejam em dissolução, liquidação, processo de falência ou de recuperação judicial, nos termos da Lei 11.101/05.

e) Que estejam em situação irregular perante a Fazenda Pública, em qualquer esfera da Administração, com o Ministério do Trabalho, perante o Instituto Nacional de Seguridade Social (INSS) e o Fundo de Garantia por Tempo de Serviço (FGTS).

f) Que mantenham, direta ou indiretamente, sociedade ou participação, com servidor ou dirigente ligado a qualquer um dos órgãos envolvidos nesta licitação.

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g) Considera-se participação indireta a existência de qualquer vínculo de natureza técnica, comercial, econômica, financeira ou trabalhista.

h) Que integrem pessoa jurídica do mesmo grupo econômico ou com os mesmos sócios de outra empresa que esteja participando desta licitação.

i) Que tenham em seu corpo societário pessoa física, sócia de alguma outra empresa suspensa ou declarada inidônea pela Administração.

j) Em havendo cisão, incorporação ou fusão da futura empresa contratada, a aceitação de qualquer uma destas operações, como pressuposto para a continuidade do contrato, ficará condicionada à análise, por esta administração contratante, do procedimento realizado e da documentação da nova empresa, considerando todas as normas aqui estabelecidas como parâmetros de aceitação, tendo em vista a eliminação dos riscos de insucesso na execução do objeto contratado.

6. FUNDAMENTO LEGAL

A contratação decorrente do credenciamento obedecerá às regras da Lei Estadual nº 15.608/2007, pelos Decretos Estaduais nº 4507/2009, nº 4732/2009, nº 2823/2011 , da Lei Federal nº 8.666/1993 e os termos da minuta do Contrato.

7. ANÁLISE DAS PROPOSTAS PARA CREDENCIAMENTO

A Empresa Jornalística interessada, que atender a todos os requisitos previstos neste Edital de Credenciamento será julgada habilitada na pré-qualificação e, portanto, credenciada na SECS, encontrando-se apta a ser convocada para prestar os serviços aos quais se candidatou, em âmbito regional ou estadual, com vigência igual a este Edital.

O resultado da pré-qualificação será publicado no Diário Oficial do Estado e divulgado no mesmo meio eletrônico no qual foi divulgado o edital, em prazo não superior a 5 (cinco) dias úteis.

Caberá recurso, sem efeito suspensivo, no prazo de 5 (cinco) dias úteis, contados da data da publicação do resultado no Diário Oficial do Estado, nos casos de habilitação ou inabilitação do interessado na pré-qualificação.

Os recursos referidos no item 5.2 deste Edital serão recebidos no mesmo local da entrega da documentação do pedido de credenciamento e serão dirigidos ao Secretário de Estado da Comunicação Social - SECS por intermédio da Comissão de Credenciamento, que poderá reconsiderar sua decisão, no prazo de 5 (cinco) dias úteis, ou, nesse mesmo prazo, encaminhar à autoridade superior, devidamente

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informado, devendo, neste caso, a decisão ser proferida também no prazo de 5 (cinco) dias úteis, contado do recebimento do recurso pela Comissão de Credenciamento, devendo publicar a sua decisão em 02 (dois) dias úteis, no Diário Oficial do Estado

Durante a vigência do Edital de Credenciamento, incluídas a suas republicações, a SECS, a seu critério, poderá convocar por ofício as credenciadas para nova análise de documentação. Nessa ocasião serão exigidos os documentos que comprovem a manutenção das condições apresentadas quando da pré-qualificação da interessada.

A partir da data em que for convocada para apresentar a documentação atualizada, a credenciada terá até 10 (dez) dias úteis para entregá-la pessoalmente ou por via postal. Não sendo apresentada a documentação no prazo, a credenciada convocada terá o seu credenciamento suspenso até a entrega da documentação.

A análise da documentação será realizada em prazo igual ao da pré-qualificação.

As credenciadas convocadas para apresentar a documentação referida, participarão normalmente das demandas, durante o prazo para apresentação dos documentos.

O resultado da análise prevista no item 5.3 será publicado no Diário Oficial do Estado. As Empresas Jornalísticas não aprovadas na avaliação da documentação estarão inabilitadas ao credenciamento, sendo-lhes assegurado o contraditório e a ampla defesa.

A critério do Secretário da SECS, poderá ser encaminhado correspondência, aos prestadores de serviços em potencial, que gozem de boa reputação profissional, para que promovam o seu credenciamento.

O credenciamento não estabelece qualquer obrigação da SECS em efetivar a contratação do serviço, face à sua precariedade e, por isso, a qualquer momento, a credenciada ou a SECS poderá denunciar o credenciamento, inclusive quando for constatada qualquer irregularidade na observância e cumprimento das normas fixadas neste Edital, pelos Decretos Estaduais nº 4507/2009 e nº 4732/2009, e na legislação pertinente, cujo deferimento, caso seja solicitada pela credenciada, deverá ocorrer no prazo máximo de 5 (cinco) dias.

A apresentação do pedido de descredenciamento não desincumbe a credenciada do atendimento de obrigações firmadas em contrato/ordem de serviço que esteja em execução.

A SECS poderá realizar através da Comissão de Credenciamento visitas às instalações das credenciadas visando verificar as condições técnicas da interessada, declaradas à Comissão de Credenciamento.

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8. FORMALIZAÇÃO DO CREDENCIAMENTO

A Empresa Jornalística, interessada em promover o seu credenciamento junto a Secretaria de Estado da Comunicação Social - SECS, deverá apresentar juntamente com o seu requerimento de credenciamento os documentos abaixo relacionados, por cópia autenticada ou em original, não sendo permitida a apresentação de protocolos em substituição às certidões solicitadas:

8.1 Regularidade Jurídica:

Nos casos de Sociedades comerciais/empresária: ato constitutivo, estatuto ou contrato social em vigor, com as alterações vigentes, devidamente registrados, e acompanhado de todas as alterações, se houver;

No caso de Sociedade por ações, ato constitutivo, estatuto ou contrato social em vigor, devidamente registrado, acompanhado de todas as alterações, se houver; bem como documentos de eleição de seus administradores.

No caso de Sociedades civis, inscrição do Ato constitutivo, acompanhada de prova da diretoria em exercício;

No caso de Sociedades simples, ato constitutivo ou contrato social acompanhado da comprovação da diretoria em exercício e certidão expedida por órgão de Registro Público comprovando inscrição do ato constitutivo;

Decreto de autorização, em se tratando de empresa ou sociedade estrangeira em funcionamento no País, e ato de registro ou autorização para funcionamento expedido pelo órgão competente, quando a atividade assim o exigir.

8.2 Regularidade Fiscal:

Inscrição no Cadastro Geral de Contribuintes (CNPJ/MF).

Prova de Inscrição no Cadastro de Contribuintes Estadual ou Municipal, relativo ao domicílio ou sede do interessado, pertinente ao seu ramo de atividade e compatível com o objeto contratual e alvará de localização.

Prova de regularidade para com a Fazenda Federal (Certidão Conjunta Negativa de Débitos Relativos aos Tributos Federais e à Dívida Ativa da União), Certidão Negativa de Tributos Estaduais e Municipais. As Certidões Negativas deverão ser do domicílio ou sede da empresa e estar dentro do prazo de validade.

Fundo de Garantia por Tempo de Serviço (FGTS).

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Prova de regularidade com o Ministério do Trabalho em relação aos Débitos Trabalhistas.

Declaração de Inexistência de Fato Impeditivo e de Comunicação obrigatória de fato superveniente, conforme Anexo II; Declaração de cumprimento do disposto no inciso XXXIII, artigo 7º da Constituição Federal, conforme Anexo III;

Obs.1; Os documentos poderão ser apresentados em original, por qualquer processo de cópia, autenticados por cartório competente ou por servidor da administração devidamente identificado ou através de publicação da imprensa oficial, sendo vedada à fotocópia efetuada por fac-símile. Os documentos solicitados, neste Edital, deverão estar em plena vigência na data de apresentação.

Obs.2; Documentos que não tenham a sua validade expressa e/ou legal, serão considerados válidos pelo prazo de 90 (noventa) dias, contados a partir da data de sua emissão.

Obs.3; A Comissão de Credenciamento da Secretaria de Estado da Comunicação Social – SECS, que funciona junto à Diretoria Geral da Secretaria de Estado da Comunicação Social, situado na Praça Nossa Senhora da Salete, s/n, 3º andar, Centro Cívico, Curitiba-PR, CEP 80.530-909, autenticará a cópia dos documentos no horário comercial.

8.3 Qualificação Econômico-Financeira:

Certidão Negativa de Falência ou Concordata expedida pelo distribuidor da sede da interessada, com data de emissão não superior a 90 (trinta) dias, quando não constar expressamente do corpo da certidão, o prazo de validade da mesma.

O certificado de fornecedores , emitido pelo DEAM-SEAP, do sistema GMS, substitui os documentos referentes à regularidade fiscal, qualificação técnica e qualificação econômico-financeira quanto às informações disponibilizadas em sistema informatizado de consulta direta.

8.4 Da análise da documentação

A documentação será analisada no prazo de até 30 (trinta) dias corridos, contados a partir da entrega da documentação a Secretaria de Estado da Comunicação –SECS; Será acrescido ao prazo de análise o número de dias oferecido ao interessado para esclarecimentos, retificações e complementações de documentação; Se o prazo não for suficiente para a referida avaliação, deverá ser formalizado pedido à autoridade máxima da SECS, devidamente justificado, o qual poderá

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aprovar, após análise do requerimento, um prazo extra de até 45 (quarenta e cinco) dias corridos para análise; Decorridos os prazos concedidos, caso o julgamento do pedido de credenciamento não tenha sido concluído, a Comissão de Credenciamento terá o prazo de 02 (dois) dias úteis para decidir.

9. DESCREDENCIAMENTO

Durante a vigência do credenciamento, o credenciado deverá cumprir contínua e integralmente o disposto neste Edital e nos termos contratuais que celebrar com a SECS; O não cumprimento das disposições mencionadas, no Edital e seus anexos, na Lei Estadual nº 15.608/2007 nos Decretos Estaduais nºs 4507/200 e 4732/2009, poderá acarretar as seguintes penalidades ao credenciado, garantido o contraditório e a ampla defesa e sem prejuízo de outras sanções cabíveis: Advertência por escrito; Suspensão temporária do seu credenciamento; Descredenciamento, assegurado o contraditório e ampla defesa.

O credenciado, conforme item 5.3.6 do Edital poderá solicitar seu descredenciamento a qualquer tempo, mediante o envio de solicitação escrita a Secretaria de Estado da Comunicação Social – SECS, cujo deferimento deverá ocorrer no prazo máximo de 5 (cinco) dias. O pedido de descrendenciamento não desincumbe o credenciado do cumprimento de eventuais contratos assumidos e das responsabilidades a eles atreladas, cabendo em casos de irregularidade na execução do serviço a aplicação das sanções definidas neste Edital.

10. CONTRATAÇÃO

Após encerrado o processo de credenciamento, decorrido o prazo recursal, e consumadas as providências previstas nos itens 8.2, 8.3 e 8.4 deste Edital, dar-se-á início ao processo de contratação.

A contratação do credenciado somente poderá ocorrer por vontade do órgão ou entidade contratante e desde que este esteja em situação regular perante as exigências habilitatórias para o credenciamento; A contratação decorrente do credenciamento obedecerá às regras da Lei Estadual nº 15.608/2007, da Lei Federal nº 8.666/1993, nos Decretos Estaduais nºs 4507/2009 e 4732/2009 e nos termos da minuta do contrato, anexa ao Edital, podendo ser prorrogado a critério da SECS e/ou dos demais órgãos e entidades contratantes.

A SECS e/ou a entidade solicitante convocará o credenciado, em um prazo de até 2 (dois) dias, para assinar o contrato, aceitar ou retirar o instrumento equivalente, dentro das condições estabelecidas na legislação e no edital, sob pena de decair o direito à contratação, sem prejuízo das sanções previstas neste Edital;

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O credenciado contratado deverá indicar e manter preposto, aceito pela SECS, para representá-lo na execução do contrato; O instrumento contratual, observado o art. 108 da Lei nº 15.608/2007, deverá ser assinado pelo representante legal do credenciado.

O contrato decorrente do credenciamento será publicado, em formato de extrato, no Diário Oficial do Estado, conforme disposto no artigo 117 da Lei Estadual nº 15.608/2007.

11. DA DISTRIBUÇÃO DAS DEMANDAS

11.1. Da definição das necessidades de contratação – as demandas

Todas as divulgações previstas no âmbito da Publicidade Legal do Governo do Estado serão coordenadas pela Secretaria de Estado da Comunicação Social, que deverá direcionar, distribuir, administrar, controlar e aprovar tais veiculações, conforme determinam a Lei nº 8.468 de 16/03/1987 e Decreto nº 8988/2010.

O critério adotado para distribuição das veiculações previstas em cada uma das 22 (vinte e duas) regiões administrativas levará sempre em consideração a região e o nível de circulação escolhidas pelo órgão solicitante, bem como o credenciado escolhido através de sorteio conforme o estabelecido no item 8.2, com exceção do Balanço e Demonstrações Financeiras das Sociedades de Economia Mista, quando definidas em Assembleia Geral.

A demanda ou o serviço a ser contratado pela SECS e/ou pelos órgãos solicitantes, poderá variar de acordo com o formato para a veiculação, bem como a Região Administrativa onde será executado o serviço e o nível de circulação exigido.

A área técnica do órgão solicitante deverá emitir PADV para cada demanda específica: Descrição da demanda (arquivo a ser publicado); Razões para contratação (objetivo do pedido); Data da veiculação; O (s) credenciado(s) que irá veicular a matéria.

As demandas deverão seguir, necessariamente, os parâmetros dos serviços e exigências de qualificação, definidos neste Edital de Credenciamento.

A escolha da região onde será realizada a publicação e do nível de circulação ficará por conta da determinação do órgão solicitante, de acordo com a sua necessidade de cobertura, devidamente justificada. Nos casos em que for necessária a cobertura estadual, conforme determina a Lei Estadual 15.608/2007, artigo 31 – inciso IV, a veiculação se realizará em jornal credenciado em qualquer Região Administrativa, que comprove o mínimo de 25.000 exemplares de tiragem e circule pelo menos em 40 municípios paranaenses, dependendo de onde será realizado o objeto a ser licitado.

Os valores estabelecidos para “compra” de cada cm/col estão demonstrados no

Anexo V, resultado do levantamento sobre custos praticados em jornais periódicos, de acordo com a circulação comprovada, nas regiões administrativas do Estado, para se estabelecer o preço máximo.

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Os limites máximos a serem “pagos” para cada cm/col nas regiões administrativas do Estado, de acordo com o nível de circulação, estão definidos conforme Anexo V;

11.2 Da convocação geral dos credenciados e da alocação das demandas mediante sistema de rodízio

Os credenciados serão convocados para a realização de sorteio que definirá a sequência diária que cada credenciado terá por direito no sistema de rodízio, de modo a estabelecer a ordem cronológica das veiculações da publicidade legal dos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias, Sociedades de Economia Mista, Fundações e demais entidades vinculadas.

Deverá participar do sorteio da referida sequência o representante legal da empresa credenciada; Todas as demandas que envolvem as publicações nas diversas Regiões Administrativas do Estado, serão diretamente controladas e coordenadas pela SECS, através do sistema PADV; Quando do ingresso de novos credenciados ao sistema, após o evento do sorteio, estes serão automaticamente posicionados na sequência do último sorteado, seguindo a ordem já existente dentro do rodízio das veiculações; O sorteio ficará restrito apenas às exigências já previstas neste Edital; O sorteio somente será necessário se houver mais de um jornal credenciado, num mesmo nível, na Região Administrativa.

Do resultado do sorteio

Após a realização do sorteio, todos os presentes assinarão a ata do evento;

A ata, contendo o resultado da sessão, será divulgada no sítio eletrônico do Governo; Após a definição, por sorteio, serão utilizados pelo Estado do Paraná, órgãos e entidades da Administração Estadual Direta e Indireta e demais entidades, os serviços de divulgação dos credenciados em sistema de rodízio, de forma sequencial, para a veiculação do objeto descrito no item 1.2 deste Edital.

12. PRAZO

O prazo de validade do credenciamento regulado por este Edital é de 12 (doze) meses, contados da data da publicação do Edital no Diário Oficial do Estado, jornal de circulação estadual, em sítio eletrônico oficial, podendo ser prorrogado por iguais períodos.

13. CONDIÇÕES DE PAGAMENTO

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Os órgãos solicitantes da estrutura do Governo do Estado que requisitarem a prestação do serviço, efetuarão o pagamento através de depósito bancário na conta indicada previamente pela credenciada até 30 dias mediante a apresentação da fatura/nota fiscal, devendo estar acompanhada do jornal correspondente a publicação;

Somente serão pagos os valores correspondentes aos serviços efetivamente realizados e declarados como regular pelo servidor ou funcionário indicado pelo órgão solicitante;

As faturas que não estiverem corretamente formuladas serão devolvidas dentro do prazo de sua conferência à credenciada contratada e o seu tempo de tramitação desconsiderado;

As notas fiscais/faturas com mais de um item de serviços só serão liberadas para pagamento quando todos os itens satisfizerem as exigências contidas no empenho e/ou no contrato/ordem de serviço;

Constituem ônus exclusivo da credenciada contratada, quaisquer alegações de direito perante o Órgão Fiscalizador ou perante terceiros por quaisquer incorreções na fatura que apresentar;

No caso de atraso no pagamento, decorrente de culpa exclusiva do órgão ou entidade que solicitar o serviço à SECS, este será atualizado pelo IGPM/FGV, ou índice oficial que venha a substituí-lo, “pro rata tempore die”, para o período verificado entre a data do vencimento da nota fiscal/fatura e a data de seu efetivo pagamento.

14. PREÇO

Os órgãos ou entidade contratante, deverão pagar a quantia especificada para a prestação de serviços, de acordo com a tabela constante no Anexo V, deste Edital. Os preços são fixos e irreajustáveis, podendo ser alterado somente após 01 (um) ano de vigência deste Edital, exceto por força de disposição legal, especialmente quando comprovada a situação descrita no art. 65, II, “d”, da Lei Federal nº 8.666/1993 e no art. 112, § 3º, inciso II da Lei Estadual 15.608/2007 ou de prorrogação negociada do contrato, quando as obrigações poderão, a critério da Secretaria de Estado da Comunicação Social - SECS, ser reajustadas com base na variação do IGPM, da Fundação Getúlio Vargas ocorrida durante a vigência contratual.

15. OBRIGAÇÕES DA CONTRATADA

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Executar o contrato/ordem de serviço em conformidade com as especificações constantes neste Edital.

Ser responsável, em relação aos seus técnicos e pelo serviço executado, por todas as despesas decorrentes da execução dos contratos/ordens de serviço, tais como: salários, encargos sociais, taxas e impostos, seguros, seguro de acidente de trabalho, transporte, hospedagem, alimentação e outros que venham a incidir sobre o objeto do contrato decorrente do credenciamento.

Responder por quaisquer prejuízos que seus empregados ou prepostos vierem a causar ao patrimônio do órgão solicitante do serviço ou a terceiros, decorrentes de ação ou omissão culposa ou dolosa, procedendo imediatamente aos reparos ou indenizações cabíveis e assumindo o ônus decorrente.

Manter, durante o período de vigência do credenciamento e do contrato, todas as condições que ensejarem o credenciamento, em especial manter o Cadastro Unificado de Fornecedores do Estado do Paraná (CFPR) na condição de válido.

Justificar ao órgão solicitante, eventuais motivos de força maior que impeçam a veiculação, objeto do contrato.

Responsabilizar-se integralmente pela execução do contrato, nos termos da legislação vigente, sendo-lhe expressamente proibida a sub contratação da prestação do serviço.

Conduzir os trabalhos em harmonia com as atividades da SECS, de modo a não causar transtornos a esta e aos órgãos ou entidades solicitantes dos serviços.

Manter as informações e dados do órgão ou entidade contratante em caráter de absoluta confidencialidade e sigilo, ficando expressamente proibida a sua divulgação para terceiros, por qualquer meio, obrigando-se, ainda, a efetuar a entrega para a contratante de todos os documentos envolvidos, em ato simultâneo à entrega do relatório final ou do trabalho contratado. O descumprimento da obrigação prevista neste inciso sujeitará o credenciado à sanção prevista no inciso IV do Art. 150 da Lei Estadual nº 15.608/07.

Observar o estrito atendimento dos valores e os compromissos morais que devem nortear as ações da credenciada contratada e a conduta de seus funcionários no exercício das atividades previstas do contrato/ordem de serviço.

16. OBRIGAÇÃO DA SECS

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Exercer a fiscalização da execução do contrato, por meio do Gestor do Contrato, servidor especialmente designado, na forma prevista nos artigos 118 da Lei Estadual nº 15.608/2007 e dos Decretos Estaduais nºs 4507/2009 e nº 4732/2009.

Proporcionar todas as condições necessárias, para que a credenciada a ser contratada possa cumprir o estabelecido no contrato/ordem de serviço.

Prestar todas as informações e esclarecimentos necessários para a fiel execução contratual, que venham a ser solicitados pelos técnicos da credenciada contratada.

Fornecer os meios necessários à execução, pela credenciada contratada, dos serviços objeto do contrato.

Informar aos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias, Sociedades de Economia Mista, Fundações e entidades vinculadas, as empresas credenciadas, bem como a ordem de sorteio e os valores a serem praticados na contratação dos serviços de veiculação.

17. OBRIGAÇÃO DOS ÓRGÃOS DA ADMINISTRAÇÃO PÚBLICA DIRETA E INDIRETA, EMPRESAS PÚBLICAS, AUTARQUIAS, FUNDAÇÕES E DEMAIS ENTIDADES VINCULADAS

Indicar servidor/funcionário, para exercer o acompanhamento e a fiscalização da execução do contrato no âmbito da sua instituição.

Fornecer os meios necessários à execução, pelo contratado, dos serviços objeto do contrato.

Providenciar a emissão do Pedido de Autorização para Divulgação e Veiculação –PADV, antes da veiculação, para o controle administrativo e financeiro das despesas com divulgação pela SECS, bem como sua autorização.

Atestar as notas fiscais correspondentes aos serviços prestados, encaminhando para pagamento.

Emitir relatório das veiculações nas Regiões Administrativas quando solicitado pelo gestor do contrato.

18. FISCALIZAÇÃO E ACOMPANHAMENTO

A Secretaria de Estado da Comunicação Social – SECS, designará o gestor do contrato, que será o responsável pelo acompanhamento/supervisão do fiel cumprimento do objeto deste Edital, e adotará todas as providências cabíveis e necessárias para a manutenção da regularização na prestação dos serviços credenciados.

Os órgãos da Administração Estadual Indireta - Empresas Públicas, Autarquias, Sociedades de Economia Mista e demais entidades vinculadas, indicarão servidor que será responsável pelo acompanhamento e fiscalização na execução dos serviços contratados.

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19. RECURSOS ORÇAMENTÁRIOS

Os recursos atribuídos para a realização deste credenciamento, correrão a conta da dotação orçamentária, dos órgãos da Administração Direta e Indireta, Empresas Públicas e Autarquias e quanto as Sociedades de Economia Mista serão utilizados os recursos próprios. (anexo IX)

20. DISPOSIÇÕES FINAIS

As contratações deverão obedecer ao disposto nos Decreto Estadual nº 8988/2010, que disciplinam o controle administrativo e financeiro por esta Secretaria.

O credenciamento atenderá a todos os órgãos da Administração Direta e Indireta, mediante prévia solicitação à esta Secretaria, através do Pedido de Autorização de Divulgação e Veiculação – PADV, informando o serviço a ser executado.

Os casos omissos serão decididos pela Secretaria de Estado da Comunicação Social - SECS, com base na legislação em vigor.

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ANEXO VII

M I N U T A

CONTRATO DE PUBLICIDADE LEGAL, FIRMADO ENTRE O GOVERNO DO ESTADO DO PARANÁ, ATRAVÉS DA SECRETARIA , E A

O Estado do Paraná através da Secretaria de Estado de Comunicação Social (órgão ou entidade), inscrita no CNPJ/MF sob o n.º _______________________, com sede em Curitiba – PR, doravante denominado CONTRATANTE, neste ato representado por ____________________, ___________________, brasileiro, residente e domiciliado nesta cidade, inscrito no CPF sob o n.º ___________________, portador da Carteira de Identidade n.º ______________, e a ____________________, com sede em __________________, na ________________, inscrita no CNPJ/MF sob o n.º _______________, doravante denominada CONTRATADA, neste ato representada por seu _______________, ______________________, brasileiro, residente e domiciliado em _______________, inscrito no CPF sob o n.º ________________, portador da Carteira de Identidade n.º __________________, resolvem celebrar o presente contrato, para prestação de serviços de publicidade legal, a serem realizados na forma de execução indireta, mediante os termos e condições a seguir.

CLÁUSULA PRIMEIRA - Legislação e Documentos Vinculados

1.1 O presente contrato reger-se-á pelas disposições da Lei Federal n.º 8.666/93, da Lei Estadual 15.608/07, pelos Decretos Estaduais nºs 4507/2009, 4732/2009 e 2823/2011 e suas modificações posteriores.

1.2 Independentemente de transcrição, passam a fazer parte deste contrato, os itens, as alíneas, os termos e as condições do Edital de Credenciamento n.º 001/2016 - e seus anexos.

CLÁUSULA SEGUNDA - DO OBJETO

2.1 O objeto do credenciamento é a contratação de Empresa Jornalística (na Região Administrativa nº ou a nível estadual) para prestação de serviços de veiculação da Publicidade Legal do Governo do Estado, objetivando a publicação de seus editais, atas, ações, programas, balanços, demonstrações financeiras, notas de esclarecimentos, avisos, pregões, leilões, licitações, comunicados e outros formatos que venham ser contemplados e determinados pela lei, dado atendimento as necessidades de publicação da Administração Pública Direta e

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Indireta.

2.2. A execução dos serviços constantes do presente contrato constitui-se em evento incerto e futuro, não se obrigando a CONTRATANTE à sua execução total, notadamente quanto aos recursos financeiros previstos para a contratação.

CLÁUSULA TERCEIRA - DAS OBRIGAÇÕES DO CREDENCIADO

3.1 Executar o contrato em conformidade com as especificações básicas constantes do Edital, do contrato e das Solicitações de Publicações; 3.1.1 Ser responsável, em relação aos seus técnicos, por todas as despesas decorrentes da execução dos contratos, tais como: salários, encargos sociais, taxas e impostos, seguros, seguro de acidente de trabalho, transporte, hospedagem, alimentação e outros que venham a incidir sobre o objeto do contrato decorrente do credenciamento; 3.1.2 Responder por quaisquer prejuízos que seus empregados ou prepostos vierem a causar ao patrimônio do órgão ou entidade contratante ou a terceiros, decorrentes de ação ou omissão culposa ou dolosa, procedendo imediatamente aos reparos ou indenizações cabíveis e assumindo o ônus decorrente; 3.1.3 Manter, durante o período de vigência do credenciamento e do contrato, todas as condições que ensejarem o Credenciamento, em especial manter atualizado o Cadastro Único de Fornecedores do Estado; 3.1.4 Justificar ao órgão solicitante ou entidade contratante, eventuais motivos de força maior que impeçam a realização dos serviços.

3.1.5 Responsabilizar-se integralmente pela execução do contrato, nos termos da legislação vigente, sendo-lhe expressamente proibida a subcontratação da prestação do serviço;

CLÁUSULA QUARTA – DAS OBRIGAÇÕES DA SECS

4.1 Exercer a fiscalização da execução do contrato por meio do Gestor do Contrato, servidor especialmente designado, na forma prevista nos artigos 118 da Lei Estadual nº 15.608/2007; 4.2 Proporcionar todas as condições necessárias, para que o contratado possa cumprir o estabelecido no contrato; 4.3 Prestar todas as informações e esclarecimentos necessários para a fiel execução contratual, que venham a ser solicitados pelos técnicos do contratado;

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4.4 Fornecer os meios necessários à execução, pelo contratado, dos serviços objeto do contrato; 4.5 Informar aos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias e Sociedades de Economia Mista, as empresas credenciadas, por ordem de sorteio e os valores a serem praticados na contratação dos serviços de veiculação; 4.6 Solicitar a indicação aos órgãos da Administração Pública Direta e Indireta, Empresas Públicas, Autarquias e Sociedades de Economia Mista de servidor/funcionário, como responsável pelo acompanhamento, controle e fiscalização na execução dos serviços.

CLÁUSULA QUINTA - OBRIGAÇÃO DOS ÓRGÃOS DA ADMINISTRAÇÃO PÚBLICA DIRETA E INDIRETA, EMPRESAS PÚBLICAS, AUTARQUIAS E SOCIEDADES DE ECONOMIA MISTA

5.1 Indicar servidor/funcionário, para exercer o acompanhamento e a fiscalização da execução do contrato no âmbito da sua instituição; 5.2 Fornecer os meios necessários à execução, pelo contratado, dos serviços objeto do contrato; 5.3 Providenciar a emissão do Pedido de Autorização para Divulgação e Veiculação

     – PADV, antes da veiculação, para o controle administrativo e financeiro das despesas com divulgação pela SECS, bem como sua autorização; 5.4 Atestar as notas fiscais correspondentes aos serviços prestados, encaminhando para pagamento.

CLÁUSULA SEXTA – OBSERVÂNCIA DA SEQUÊNCIA DEFINIDA NO SORTEIO

6.1 Na execução das publicações deverá ser observado a distribuição das demandas, conforme definido no item 8 do Edital.

CLÁUSULA SÉTIMA - DA DOTAÇÃO ORÇAMENTÁRIA

7.1. Os recursos atribuídos para a realização deste credenciamento, correrão a conta da dotação orçamentária nº _____________, fonte nº _____ e quanto as Empresas Públicas, Sociedades de Economia Mista e Serviços Sociais Autônomos serão utilizados os recursos próprios.

CLÁUSULA OITAVA - DA VIGÊNCIA

8.1. A vigência deste instrumento é limitada a 12 (doze) meses, contados a partir de sua celebração, devendo, entretanto, podendo ser prorrogado por períodos sucessivos até o máximo de 60 (sessenta) meses, desde que haja comprovada vantagem para a Administração.

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CLÁUSULA NONA - DO PAGAMENTO

9.1 O pagamento do valor do objeto do contrato, será efetuado em até 30 dias, mediante a apresentação da respectiva fatura, devendo estar acompanhado de um exemplar do jornal correspondente a publicação.

9.2 A nota fiscal/fatura deverá ser entregue pelo credenciado ao órgão solicitante da publicação. Para fins de pagamento, através de depósito bancário, o credenciado contratado, deverá informar previamente em papel timbrado, o nome e número do banco, número da agência e o número da conta corrente.

9.3 Somente serão pagos os valores correspondentes aos serviços efetivamente realizados e declarados como regular e atestada pelo servidor indicado pelo órgão solicitante, devendo estar acompanhada do PADV autorizado.

9.4 É expressamente vedada à cobrança em qualquer hipótese de qualquer sobretaxa quando do pagamento dos serviços prestados pelo credenciado.

9.5 As faturas que não estiverem corretamente formuladas, serão devolvidas dentro do prazo de sua conferência ao credenciado contratado e o seu tempo de tramitação desconsiderado.

9.6 As notas fiscais/faturas com mais de um item de serviços, somente serão liberadas para pagamento quando todos os itens satisfizerem as exigências contidas no empenho e/ou no contrato.

9.7 Constituem ônus exclusivo do credenciado contratado, quaisquer alegações de direito perante o Órgão Fiscalizador ou perante terceiros por quaisquer incorreções na fatura.

9.8 No caso de atraso no pagamento, decorrente de culpa exclusiva do órgão solicitante, este será atualizado pelo IGPM/FGV, ou índice oficial que venha a substituí-lo, “pro rata tempore die”, para o período verificado entre a data do vencimento da nota fiscal/fatura e a data de seu efetivo pagamento.

CLÁUSULA DÉCIMA – DAS PENALIDADES

10.1 Pelo não cumprimento dos compromissos contratuais assumidos pelos credenciados, serão aplicadas as seguintes sanções administrativas, sem prejuízo das demais legalmente estabelecidas; 10.1.1 > Advertência: 10.1.2 > Multa moratória de: 10.1.2.1 - A multa moratória deixará de ser cobrada, quando ocorrer à inexecução do serviço, que será repassada para o próximo credenciado, cobrando-se a multa indenizatória prevista no item 10.6; 10.1.3 Descredenciamento, nos casos previstos no Edital.

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10.1.4 Suspensão temporária do seu direito de contratar com a Administração Pública, pelo prazo de até 02 (dois) anos; 10.1.5 Declaração de inidoneidade, para contratar com a Administração Pública, em caso de falta maior gravidade, a critério da SECS e dos órgãos solicitantes.

10.1.6 As multas aplicadas serão descontadas dos pagamentos devidos ao credenciado contratado, a critério da SECS ou dos órgãos solicitantes, quando for o caso cobradas judicialmente, através de execução fiscal.

10.2 As sanções previstas nos itens 9.1.1, 9.1.4 e 9.1.5 podem ser aplicadas, cumulativamente ou não, à pena de multa.

10.3 As penalidades previstas nos itens 9.1.4 e 9.1.5 também poderão ser aplicadas ao credenciado, conforme o caso, que tenha sofrido condenação definitiva por fraudar recolhimento de tributos, praticar ato ilícito visando frustrar os objetivos do credenciamento ou demonstrar não possuir idoneidade para contratar com a Administração Pública.

10.4 A aplicação das penalidades acima enumeradas não afasta a possibilidade de órgão ou entidade contratante encaminhar representação ao Ministério Público Estadual para a adoção das providências criminais competentes contra o credenciado.

10.5 As penalidades previstas são independentes entre si, podendo ser aplicadas isoladas ou cumulativamente, sem prejuízo de outras medidas cabíveis, garantida a ampla defesa e o contraditório, acarretando, de acordo com a situação, a rescisão contratual, independentemente de interpelação judicial ou extrajudicial, conforme dispõe os artigos 128 a 131 da Lei Estadual nº 15.608/2007.

10.6 Poderá, a critério da SECS ou dos órgãos solicitantes, ser aplicada multa indenizatória de 10% sobre o valor total da veiculação, sem prejuízo de descredenciamento, ao contratado que: 10.6.1 Prestar informações inexatas a SECS ou aos outros órgãos e causar embaraços à fiscalização do serviço contratado; 10.6.2 Transferir ou ceder suas obrigações, no todo ou em parte, a terceiros; 10.6.3 Executar os serviços em desacordo com as normas técnicas ou especificações, independente da obrigação de fazer as correções necessárias às suas expensas; 10.6.4 Desatender as determinações da fiscalização; 10.6.5 Cometer qualquer infração às normas legais federais, estaduais e municipais; 10.6.6 Não publicar no prazo determinado, sem justa causa; 10.6.7 Praticar por ação ou omissão, qualquer ato que, por imprudência, imperícia, negligência, dolo ou má-fé, venha causar danos a SECS ou aos órgãos solicitantes, independente da obrigação do credenciado contratado em reparar os dando causados.

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10.7 Além dos motivos previstos em lei, no Edital e anexos poderão ensejar o descredenciamento e aplicação de multa: 10.7.1 Alteração social ou modificação de finalidade ou estrutura que, a juízo da contratante, prejudique o cumprimento do contrato; 10.7.2 Envolvimento do contratado, por qualquer meio, em protesto de títulos, execução fiscal e emissão de cheques sem a suficiente provisão de fundos ou qualquer outro fato que desabonem ou comprometam a sua capacidade econômico-financeira ou caracterize a sua insolvência.

10.7.3 Violar o sigilo das informações recebidas para a realização dos serviços;

10.7.4 Utilizar, em benefício próprio ou de terceiros, informações não divulgadas ao público e às quais tenha acesso, por força de suas atribuições contratuais e outras que contrariem as condições estabelecidas pelo órgão ou entidade contratante;

10.7.5 Venha a ser declarado inidôneo ou punido com proibição de licitar com qualquer órgão da Administração Pública, direta ou indireta, Federal, Estadual, Municipal ou do Distrito Federal.

10.7.6 O desempenho insatisfatório na execução dos serviços pelo credenciado, conforme relatório do gestor do contrato.

10.8 Em todos os casos do descredenciamento, caberá pedido de reconsideração, no prazo de 05 (cinco) dias úteis, a contar da data da intimação do ato de descredenciamento, ao Secretário de Estado da SECS, salvo quando for decorrente de cumprimento de ordem judicial.

CLÁUSULA DÉCIMA PRIMEIRA – DO DESCREDENCIAMENTO

11.1 Durante a vigência do credenciamento, o credenciado deverá cumprir contínua e integralmente o disposto no Edital e seus anexos, nos Decretos Estaduais nº 4507/2009 e 4732/2009. Inclusive as condições de pré-qualificação.

11.2 O não cumprimento das disposições mencionadas, no Edital e seus anexos, na Lei Estadual nº 15.608/2007 poderá acarretar as seguintes penalidades ao credenciado, garantido o contraditório e a ampla defesa e sem prejuízo de outras sanções cabíveis: I. Advertência por escrito; II. Suspensão temporária do seu credenciamento; III. Descredenciamento, assegurado o contraditório e ampla defesa.

11.3 O credenciado, conforme item 5.3.6 do Edital, poderá solicitar seu descredenciamento a qualquer tempo, mediante o envio de solicitação escrita a

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Secretaria de Estado da Comunicação Social – SECS, cujo deferimento deverá ocorrer no prazo máximo de 5 (cinco) dias. O pedido de descrendenciamento não desincumbe o credenciado, do cumprimento de eventuais contratos assumidos e das responsabilidades a eles atreladas, cabendo em casos de irregularidade na execução do serviço a aplicação das sanções definidas neste Contrato.

CLÁUSULA DÉCIMA SEGUNDA - DO FORO:

Fica eleito o Foro de Curitiba, para dirimir quaisquer dúvidas oriundas da execução deste Contrato, com a exclusão de qualquer outro por mais privilegiado que seja.

E por estarem justos e de comum acordo, as partes qualificadas assinam o presente Contrato em 3 (três) vias de igual teor e forma, na presença de 02 (duas) testemunhas que também assinam.

Curitiba,

SECRETARIA DE ESTADO DE COMUNICAÇÃO SOCIAL

CONTRATANTE

CONTRATADA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.